SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of

Shinhan Card Co., Ltd.:

Opinion

We have audited the separate financial statements of Shinhan Card Co., Ltd.(the “Company”), which comprise the separate statements of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Note		2025	2024

Assets
Cash and due from banks	10,40	~~W~~	323,689	765,406
Financial assets at fair value through profit or loss	11		1,469,374	1,086,138
Derivative assets	12		282,834	460,365
Credit card receivables at amortized cost and other	13		35,129,236	35,885,321
Lease assets	14		1,907,346	2,133,970
Financial assets at fair value through other comprehensive income	16		353,044	378,530
Property and equipment, net	15,17		599,930	616,369
Intangible assets	18		85,879	95,414
Investments in subsidiaries and others	19,44		339,853	352,644
Current tax assets	39		34	4
Deferred tax assets	39		130,488	120,046
Investment properties	20		44,451	45,642
Defined benefit assets	24		10,690	4,791
Other assets	21		1,016,607	1,070,685
Assets held for sale	44		23,090	-
Total assets		~~W~~	41,716,545	43,015,325

Liabilities
Derivative liabilities	12	~~W~~	878	6,099
Borrowings	22		6,582,344	9,146,092
Debentures, net	23		22,335,536	20,858,700
Current tax liabilities	39		79,770	71,066
Provisions	25		243,931	220,830
Other liabilities	15,26		4,144,631	4,550,400
Total liabilities		~~W~~	33,387,090	34,853,187

Equity
Common stock	27	~~W~~	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,893	1,895
Accumulated other comprehensive loss	27		(45,889)	(90,513)
Retained earnings	27,28		6,186,190	6,063,495
Total equity		~~W~~	8,329,455	8,162,138

Total liabilities and equity		~~W~~	41,716,545	43,015,325

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won, except earnings per share)	Note		2025	2024
Interest income		~~W~~	2,836,003	2,772,751
Interest expense			(1,031,336)	(988,584)
Net interest income	32		1,804,667	1,784,167

Fee and commission income			1,922,705	2,042,575
Fee and commission expense			(1,371,790)	(1,307,632)
Net fee and commission income	33		550,915	734,943

Dividend income	34		553	315
Net gain on financial assets at fair value through profit or loss	11		26,545	54,229
Net gain(loss) on derivatives	12		(30,399)	320,735
Net gain(loss) on foreign currency transactions	7		80,140	(278,945)
Provision for credit loss allowance	35		(867,159)	(852,319)
General administrative expenses	36		(777,952)	(752,826)
Other operating expense, net	37		(216,777)	(273,790)

Operating income			570,533	736,509

Non-operating income, net	38		(2,853)	11,970

Profit before income tax			567,680	748,479

Income tax expense	39		(127,008)	(186,298)

Profit for the year		~~W~~	440,672	562,181

Other comprehensive income (loss):
Items that will never be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(645)	(11,728)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(1,650)	(12,788)
Items that are or may be reclassified subsequently to profit or loss
Gains (losses) on financial assets at fair value through other comprehensive income	7,27		(3,446)	4,469
Net changes in the unrealized fair value of cash flow hedges	12,27		50,365	(8,808)

Other comprehensive income (loss) for the year, net of tax			44,624	(28,855)

Total comprehensive income for the year		~~W~~	485,296	533,326

Earnings per share Basic and diluted earnings per share (in won)	30		3,261	4,230

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance at January 1, 2024	~~W~~	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117
Transactions with the owner of the Company:
Dividends		-	-	-	-	-	(310,415)	(310,415)
Dividend on hybrid bonds		-	-	-	-	-	(31,890)	(31,890)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	562,181	562,181
Remeasurement of the net defined benefit obligations		-	-	-	-	(11,728)	-	(11,728)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(9,819)	1,500	(8,319)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(8,808)	-	(8,808)
Balance at December 31, 2024	~~W~~	626,847	699,822	860,592	1,895	(90,513)	6,063,495	8,162,138
Balance at January 1, 2025	~~W~~	626,847	699,822	860,592	1,895	(90,513)	6,063,495	8,162,138
Transactions with the owner of the Company:
Dividends		-	-	-	-	-	(286,093)	(286,093)
Share-based payment transactions		-	-	-	(2)	-	-	(2)
Dividend on hybrid bonds		-	-	-	-	-	(31,884)	(31,884)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	440,672	440,672
Remeasurement of the net defined benefit obligations		-	-	-	-	(645)	-	(645)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(5,096)	-	(5,096)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	50,365	-	50,365
Balance at December 31, 2025	~~W~~	626,847	699,822	860,592	1,893	(45,889)	6,186,190	8,329,455

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)		2025	2024
Cash flows from operating activities
Profit for the year	~~W~~	440,672	562,182
Adjustments for:
Interest income		(2,836,003)	(2,772,751)
Interest expense		1,031,336	988,584
Dividend income		(553)	(315)
Income tax expense		127,008	186,298
Fee and commission income		41,822	43,450
Fee and commission expense		983	1,071
Gains on disposals of financial assets at fair value through profit or loss		(1,833)	(2,110)
Gains on valuation of financial assets at fair value through profit or loss		(1,987)	(4,314)
Losses on valuation of financial assets at fair value through profit or loss		8,105	1,604
Gains on derivatives		(35,646)	(328,023)
Losses on derivatives		66,046	7,288
Net losses (gains) on foreign currency transactions		(28,737)	319,954
Provision for credit loss allowance		867,159	852,319
Employee-related expenses		42,995	24,911
Depreciation expenses		76,531	74,435
Provision for restoration		18	18
Other operating expenses		445,424	466,068
Non-operating income		(1,009)	(554)
Non-operating expenses		14,999	2,160
		(183,342)	(139,907)
Changes in assets and liabilities:
Due from banks at amortized cost		200,000	(150,000)
Financial assets at fair value through profit or loss		(333,291)	440,365
Credit card receivables at amortized cost and other		140,660	(1,169,186)
Lease assets		(218,613)	(517,034)
Other assets		(31,149)	254,556
Net defined benefit obligations		(37,878)	(35,959)
Provisions		(41,427)	(38,968)
Other liabilities		(364,848)	(802,211)
		(686,546)	(2,018,437)

Income taxes paid		(143,838)	(174,406)
Interest received		2,647,215	2,607,552
Interest paid		(888,910)	(807,260)
Dividend received		553	315
Net cash inflow from operating activities	~~W~~	1,185,804	30,039

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2025 and 2024

(In millions of won)		2025	2024

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	12,846	7,791
Acquisition of financial assets at fair value through profit or loss		(67,077)	(16,266)
Proceeds from disposal of financial assets at fair value through other comprehensive income		25,492	20,907
Acquisition of financial assets at fair value through other comprehensive income		(5,455)	(16,300)
Proceeds from disposal of investments in associates and others		4,583	-
Acquisition of investments in associates and others		(14,250)	(20,968)
Proceeds from disposal of property and equipment		2,236	1,287
Acquisition of property and equipment		(17,999)	(31,853)
Proceeds from disposal of intangible assets		4,779	1,407
Acquisition of intangible assets		(28,476)	(26,203)
Decrease in security deposits paid		12,452	7,691
Increase in security deposits paid		(5,245)	(2,565)
Investments in subsidiaries		(9,811)	-
Net cash outflow from investing activities	~~W~~	(85,925)	(75,072)

Cash flows from financing activities
Proceeds from borrowings	~~W~~	2,094,073	1,558,607
Repayment of borrowings		(4,751,255)	(2,360,000)
Proceeds from debentures		6,070,253	8,217,527
Repayment of debentures		(4,551,800)	(6,910,000)
Cash inflows from cash flow hedges		1,453,654	945,714
Cash outflows from cash flow hedges		(1,243,100)	(943,750)
Repayment of lease liabilities		(10,584)	(10,197)
Dividends paid		(286,093)	(310,415)
Increase in security deposits paid		(84,860)	11,780
Payment of dividend on hybrid bonds		(31,884)	(31,884)
Net cash inflow (outflow) from financing activities		(1,341,596)	167,382

Net increase (decrease) in cash and cash equivalents		(241,717)	122,349

Cash and cash equivalents at the beginning of the year		565,370	443,021

Cash and cash equivalents at the end of the year (Note 40)	~~W~~	323,653	565,370

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

As of and for the years ended December 31, 2025 and 2024

1. Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985. The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2025, the Company has approximately 20.42 million (actual member criteria) personal credit card holders, 1.97 million merchants in its network and 42 branch offices (including head office). The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2. Basis of Preparation

The Company prepares its financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), which are accounting standards adopted and promulgated by the International Accounting Standards Board as prescribed in Article 5-1-1 of the Act on External Audit of Stock Companies.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 4, 2026, which will be submitted for approval to the shareholder’s meeting to be held on March 25, 2026.

(a) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

2. Basis of Preparation (continued)

(c) Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2025 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

(d) Changes in accounting policies

Except for the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2025, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2024. There are other new standards applied from January 1, 2025, which does not have a significant impact on the Company’s financial statements.

(i) New and amended standards and interpretations adopted by the Company

The Company has applied the following new and amended accounting standards and new interpretations issued that are effective for the accounting periods beginning on or after January 1, 2025.

1) Amendments to K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’ and K-IFRS No. 1101, 'First-time adoption of Korean International Financial Reporting Standards ' – Lack of exchangeability

The amendments require to assess whether a currency is exchangeable and, if exchange with other currencies is not possible, to estimate the spot exchange rate and disclose related information. The adoption of the amendments did not have a material impact on the Company’s separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

2. Basis of Preparation (continued)

(d) Changes in accounting policies (continued)

(ii) New and amended standards and interpretations not yet adopted by the Company

The following are new and amended standards and interpretations that have been issued or published but are not yet effective and have not been applied.

1) Amendments to K-IFRS No. 1109, ‘Financial Instruments’ and K-IFRS No. 1107, ‘Financial Instruments: Disclosures’

In response to questions raised in practice and to incorporate new requirements, K-IFRS No. 1109, ‘Financial Instruments’ and K-IFRS No. 1107, ‘Financial Instruments: Disclosures’ were amended. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The principal amendments are as follows. The Company is currently assessing the impact of these amendments on its financial statements.

- Permits, subject to specified criteria, a financial liability to be considered settled (derecognized) before the settlement date when it is settled through an electronic payment system

- Clarifies and adds guidance for assessing whether a financial asset meets the criterion of consisting solely of payments of principal and interest

- Requires disclosures, by class of financial instrument, of the effect on the entity of contractual terms that change the timing or amount of contractual cash flows and the extent of the entity’s exposure

- Introduces additional disclosures for equity instruments designated at fair value through other comprehensive income

2) K-IFRS Annual Improvements Volume 11

K-IFRS annual improvements Volume 11 are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. There will be no material impact on the financial statements from these amendments.

- K-IFRS No. 1101, ‘First-time adoption of Korean International Financial Reporting Standards’ – Hedging accounting by a first-time adopter

- K-IFRS No. 1107, ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition, practical application guidance

- K-IFRS No. 1109, ‘Financial Instruments’ – Derecognition of lease liabilities and transaction price

- K-IFRS No. 1110,’Consolidated Financial Statements’ – Determination of ‘de facto agent’

- K-IFRS No. 1007, ‘Statement of Cash Flows’ – Cost method

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Contracts referencing nature-dependent electricity

3) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’ replaces K-IFRS No. 1001 ‘Presentation of Financial Statements’. K-IFRS No. 1118 carries forward many of the requirements of K-IFRS No. 1001 without significant changes and introduces new requirements. Certain paragraphs of K-IFRS No. 1001 have been relocated to K-IFRS No. 1008 and K-IFRS No. 1107, and K-IFRS No. 1007 and K-IFRS No. 1033 have been amended.

- Presentation of specified categories and defined subtotals in the statement of profit or loss

- Disclosure of management-defined performance measures (MPMs) within the notes to the financial statements

- Improvements to aggregation and disaggregation requirements

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to K-IFRS No. 1007 and K-IFRS No. 1033, as well as the revised K-IFRS No. 1008 and K-IFRS No. 1107, will be effective upon the application of K-IFRS No. 1118. The Company is currently assessing the impact of these amendments on separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies

Material Accounting Policies applied by the Company in preparation of its separate financial statements are described below. The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise in Note 2 (d).

(a) Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method in accordance with K-IFRS No. 1027 and methods in accordance with K-IFRS No. 1109, ‘Financial Instruments’ to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and demand deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

(c) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument.

(ii) Classification and subsequent measurement

1) Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management. Such information takes into account for the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance measured at fair value through profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(c) Non-derivative financial assets (continued)

(ii) Classification and subsequent measurement (continued)

2) Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Principal amount is defined as the fair value on initial recognition of the financial asset. Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument. If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

To make an assessment, the Company considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features;

- Terms and conditions that limit the Company’s claims on cash flows arising from specific assets. (e.g., non-recourse features)

(iii) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures. If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge. The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(d) Derivative financial assets (continued)

(ii) Cash flow hedge

The Company designates part of derivatives as hedging instruments in a cash flow hedging relationship. Part of derivatives are recognized as hedging costs in other comprehensive income and accumulate as separate items in equity.

(e) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs and relies as little as possible on entity-specific inputs. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

- Debt securities measured at FVOCI

The Company measures loss allowances at an amount equal to the lifetime expected credit losses “ECLs”, except for the following, which are measured as twelve-month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less

- Significant changes in credit rating occur; or

- Specified overdue pool segment (personal card receivables past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(f) Impairment of financial assets (continued)

The Company considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

(i) Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit- impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets are impaired includes the following observable information.

- Significant financial difficulty of the borrower or issuer

- Default or delinquency in interest or principal payments

- Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider

- Indications that a borrower or issuer will enter bankruptcy or other financial reorganization

- The disappearance of an active market for a security

- Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(ii) Presentation of impairment loss

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Debt securities that are measured at FVOCI are included in Current Profit and Loss, and also recognized in Other Comprehensive Income.

(iii) Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

(g) Property and equipment

Among the items in property and equipment, land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives described below, which most closely reflect the expected pattern of consumption of the future economic benefits implicated in the assets.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	5 years	Straight-line method

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(h) Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	5 years
Software	5 years
Other intangible assets	5 years

(i) Leases

(i) Lessor

Where the Company is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(i) Leases (continued)

(ii) Lessee (continued)

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Company:

- Where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

- Using a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by a subsidiary of the Company, which does not have recent third-party financing

- Making adjustments specific to the lease, such as country, currency, guarantee and warranty.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Company uses that rate as a starting point to determine the incremental borrowing rate.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is recognized to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Company did not choose to apply that revaluation model to buildings held by the Company that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Low-value assets comprise IT-equipment and small items of office furniture.

(j) Investment property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(k) Non-derivative financial liabilities

The Company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the Company financial statements when the Company becomes the party to the contractual agreement.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(l) Employee benefits

(i) Post-employment benefit plan

The Company has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.

Defined contribution plans are calculated annually by an independent accountant using the projected unit credit method.

(ii) Termination benefits

Termination benefits are expensed when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are expensed if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

(m) Provisions

The Company recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services. Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account. In addition, when the Company bears the responsibility for restoration following the expiration of a rental contract, the Company recognizes the present value of the estimated restoration costs as a provision.

(n) Foreign currencies

Transactions denominated in currencies other than the functional currency are recorded at the exchange rates prevailing on the transaction dates. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the closing exchange rates at the reporting date. Non-monetary items measured at fair value are translated using the exchange rates at the dates when the fair values were determined, and non-monetary items measured at historical cost are translated using the exchange rates at the transaction dates.

(o) Share-based payment transactions

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Company to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(p) Revenue from contracts with customers (continued)

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: (1) Identify the contracts with the customers, (2) Identify the separate performance obligations, (3) Determine the transaction price of the contract, (4) Allocate the transaction price to each of the separate performance obligations, and (5) Recognize the revenue as each performance obligation is satisfied. However, the Company recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points (“points”) and other components of fee and commission income. The Company provides rewards in various forms including discounts on credit settlements and gifts. The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

(q) Finance income and finance costs

The Company’s finance income and finance costs consist of:

- Interest income;

- Interest expense;

- Dividend income;

- Net income or loss on financial assets measured at fair value through profit or loss;

- Foreign currency gain or loss on financial assets and financial liabilities;

- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;

- Remeasurement gains on acquirer’s previously held equity interest in the acquiree at its acquisition-date fair value;

- Loss of changes in fair value of contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- Net gains or losses reclassified from other comprehensive income that were previously recognized in relation to cash flow hedge accounting for interest rate risk and foreign exchange risk on borrowings

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established. In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit impaired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

3. Material Accounting Policies (continued)

(r) Income taxes

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its domestic subsidiaries in which it holds 90% or more ownership including the Company. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Tax uncertainty arises from the Company’s claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Company has paid tax according to K-IFRS 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

4. Financial Risk Management

(a) General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

- Credit risk, Liquidity risk, Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies, and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

(i) Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council chaired by the Chief Risk Officer (CRO) and composed of all group heads, key division heads, and the head of the risk management department. In addition, to assist these two bodies, the Company has established a risk executive department that independently oversees and performs risk management functions.

Furthermore, the Company established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is chaired by the head of the Management Support Group and consists of relevant group heads, the CRO and the head of the corporate credit management department.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk, and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits, which encompass the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Company Risk Management Committee. In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii) Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

1) Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. Regarding quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyses the cause and prepares and implements a countermeasure.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(iii) Risk monitoring (continued)

2) Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Enterprise crisis management system consists of a series of response procedures by crisis level, including quantitative identification of crises through monitoring of crisis indicators, determination of enterprise-wide crisis levels based on quantitative assessments and impact analysis, establishment of action plans for each crisis level, and subsequent follow-up and review.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators, and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

The enterprise crisis levels are determined by classifying internal and external assessment indicators into four categories – Stable, Caution, Alert, and Risk – and defining trigger points for each crisis level. Based on the comprehensive scoring of internal and external indicators, the Group-wide crisis stages are classified into six levels: Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending and Crisis.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systematically.

(v) Evaluation process

The Company sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business. If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form. The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

4. Financial Risk Management (continued)

(a) General information of risk management (continued)

(v) Evaluation process (continued)

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi) Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder’s credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers’ credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. Additionally, for applicants who are long-term customers of Shinhan Financial Group and have excellent creditworthiness, separate screening criteria are applied. In addition, the Company uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency probability of card members, and the Company uses it to monitor members and monitor portfolio risk exposures.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk. Exposure to credit risk of the Company as of December 31, 2025 and 2024 are as follows. Cash held by the Company is excluded.

		2025	2024
Due from banks and credit card receivables at amortized cost and other (*)
Banks	~~W~~	323,807	765,525
Retail		4,613,122	5,408,405
Government/Public institutions/Central bank		648	1,135
Corporations		3,106,590	3,093,000
Credit card receivables		27,408,756	27,382,660
		35,452,923	36,650,725

Financial assets at FVTPL
Debt securities		22,137	20,633
Beneficiary certificates		1,434,347	1,051,308
		1,456,484	1,071,941

Financial assets at FVOCI
Debt securities		293,910	322,836

Derivative financial assets		282,834	460,365
Other assets (*)
Other financial assets		824,033	835,219

	~~W~~	38,310,184	39,341,086

(*) The maximum exposure to credit risk is measured as net of allowance for credit loss, deferred loan origination costs (fees), and present value discount amount.

As of December 31, 2025 and 2024, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~93,605,685 million, and ~~W~~91,240,054 million, respectively. As of December 31, 2025 and 2024, the balance of the borrowing guarantee we provided to the subsidiary are ~~W~~947,103 million and ~~W~~809,772 million. As of December 31, 2025 and 2024, the securities purchase agreement signed by the Company are ~~W~~79,620 million and ~~W~~77,945 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Details of the financial instruments based on measurement method of loss allowance by internal credit rating as of December 31, 2025 and 2024 are as follows:

		2025
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for credit loss	Total
		Prime	Normal	Prime	Normal	Impaired
Due from banks and credit card receivables at amortized cost, etc.
Banks	~~W~~	323,807	-	-	-	-	323,807	-	323,807
Retail		3,512,663	748,574	127,936	236,735	67,340	4,693,248	(80,126)	4,613,122
Government /public institutions /central bank		595	-	54	-	-	649	(1)	648
Corporations		2,288,352	694,195	108,336	45,890	10,333	3,147,106	(40,516)	3,106,590
Card receivable		20,630,044	4,192,004	1,059,622	1,963,154	473,311	28,318,135	(909,379)	27,408,756
		26,755,461	5,634,773	1,295,948	2,245,779	550,984	36,482,945	(1,030,022)	35,452,923
Financial assets at FVOCI Debt securities (*)		293,910	-	-	-	-	293,910	-	293,910
	~~W~~	27,049,371	5,634,773	1,295,948	2,245,779	550,984	36,776,855	(1,030,022)	35,746,833

(*) As of December 31, 2025, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ~~W~~98 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2025 and 2024 are as follows (continued):

		2024
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for credit loss	Total
		Prime	Normal	Prime	Normal	Impaired
Due from banks and credit card receivables at amortized cost, etc.
Banks	~~W~~	765,525	-	-	-	-	765,525	-	765,525
Retail		4,187,296	784,526	231,179	228,660	68,194	5,499,855	(91,450)	5,408,405
Government /public institutions /central bank		462	633	-	46	-	1,141	(6)	1,135
Corporations		1,151,838	1,818,063	13,581	139,934	25,006	3,148,422	(55,422)	3,093,000
Card receivable		21,605,862	2,679,451	1,169,176	2,420,585	628,249	28,503,323	(1,120,662)	27,382,661
		27,710,983	5,282,673	1,413,936	2,789,225	721,449	37,918,266	(1,267,540)	36,650,726
Financial assets at FVOCI Debt securities (*)		322,836	-	-	-	-	322,836	-	322,836
	~~W~~	28,033,819	5,282,673	1,413,936	2,789,225	721,449	38,241,102	(1,267,540)	36,973,562

(*) As of December 31, 2024, the allowance for expected credit loss of debt securities at fair value through other comprehensive income is ~~W~~285 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(ii) Credit risk exposure by measurement method (continued)

Details of the off-balance sheet item based on measurement method of loss allowance by internal credit rating as of December 31, 2025 and 2024 are as follows:

		2025
		Prime	Normal	Impaired	Total
Financial guarantee
12-month expected credit loss	~~W~~	947,103	-	-	947,103
Loan commitments and other credit related liabilities
12-month expected credit loss		87,378,294	5,043,711	-	92,422,005
Lifetime expected credit loss		441,353	816,278	-	1,257,631
Impaired financial asset		-	-	5,669	5,669
		87,819,647	5,859,989	5,669	93,685,305
	~~W~~	88,766,750	5,859,989	5,669	94,632,408

		2024
		Prime	Normal	Impaired	Total
Financial guarantee
12-month expected credit loss	~~W~~	809,772	-	-	809,772
Loan commitments and other credit related liabilities
12-month expected credit loss		87,712,722	2,525,436	-	90,238,158
Lifetime expected credit loss		381,105	693,696	-	1,074,801
Impaired financial asset		-	-	5,040	5,040
		88,093,827	3,219,132	5,040	91,317,999
	~~W~~	88,903,599	3,219,132	5,040	92,127,771

In case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal. In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central bank are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2025
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost, etc.
Banks	~~W~~	323,807	-	-	-	-	-	-	-	323,807
Retail		4,602,112	689	-	160	3	135	8,470	1,553	4,613,122
Government/ Public institutions/ Central bank		648	-	-	-	-	-	-	-	648
Corporations		3,063,567	-	-	-	-	43,023	-	-	3,106,590
Card receivable		27,313,284	12,605	409	3,240	290	3,048	50,295	25,585	27,408,756
		35,303,418	13,294	409	3,400	293	46,206	58,765	27,138	35,452,923
Securities at fair value through profit or loss		1,456,484	-	-	-	-	-	-	-	1,456,484
Securities at fair value through other comprehensive income		293,910	-	-	-	-	-	-	-	293,910
Derivative assets		282,834	-	-	-	-	-	-	-	282,834
		37,336,646	13,294	409	3,400	293	46,206	58,765	27,138	37,486,151
Off-balance sheet accounts
Guarantees		-	-	-	-	-	292,221	-	654,882	947,103
Loan commitments and other credit-related liabilities		93,395,704	43,950	1,523	13,953	1,088	9,155	148,912	71,020	93,685,305
	~~W~~	93,395,704	43,950	1,523	13,953	1,088	301,376	148,912	725,902	94,632,408

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2024
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost, etc.
Banks	~~W~~	765,525	-	-	-	-	-	-	-	765,525
Retail		5,397,644	674	41	136	12	150	8,228	1,520	5,408,405
Government/ Public institutions/ Central bank		1,135	-	-	-	-	-	-	-	1,135
Corporations		2,931,300	-	-	-	-	161,700	-	-	3,093,000
Card receivable		27,302,378	11,154	416	2,930	294	2,607	42,130	20,751	27,382,660
		36,397,982	11,828	457	3,066	306	164,457	50,358	22,271	36,650,725
Securities at fair value through profit or loss		1,071,941	-	-	-	-	-	-	-	1,071,941
Securities at fair value through other comprehensive income		322,836	-	-	-	-	-	-	-	322,836
Derivative assets		460,365	-	-	-	-	-	-	-	460,365
		38,253,124	11,828	457	3,066	306	164,457	50,358	22,271	38,505,867
Off-balance sheet accounts
Guarantees		-	-	-	-	-	124,055	-	685,717	809,772
Loan commitments and other credit-related liabilities		91,079,369	38,741	1,312	13,048	987	6,843	120,202	57,497	91,317,999
	~~W~~	91,079,369	38,741	1,312	13,048	987	130,898	120,202	743,214	92,127,771

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2025
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost:
Banks	~~W~~	323,807	-	-	-	-	-	-	-	323,807
Retail		-	-	-	-	-	-	-	4,613,122	4,613,122
Government/ Public institutions/ Central bank		-	-	-	-	-	-	648	-	648
Corporations		450,014	156,242	271,239	797,710	114,813	4,699	1,311,873	-	3,106,590
Card receivable		96,934	328,995	269,276	75,354	45,127	21,213	1,319,149	25,252,708	27,408,756
		870,755	485,237	540,515	873,064	159,940	25,912	2,631,670	29,865,830	35,452,923
Securities at FVTPL		-	-	-	-	-	-	1,456,484	-	1,456,484
Securities at FVOCI		-	-	-	-	-	-	293,910	-	293,910
Derivative assets		282,834	-	-	-	-	-	-	-	282,834
		1,153,589	485,237	540,515	873,064	159,940	25,912	4,382,064	29,865,830	37,486,151
Off-balance sheet accounts
Guarantees		947,103	-	-	-	-	-	-	-	947,103
Loan commitments and other credit-related liabilities		282,722	793,530	614,137	312,969	283,467	101,894	2,399,921	88,896,665	93,685,305
	~~W~~	1,229,825	793,530	614,137	312,969	283,467	101,894	2,399,921	88,896,665	94,632,408

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(iv) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		2024
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and restaurant	Others	Retail customers	Total
Due from banks and credit card receivables at amortized cost:
Banks	~~W~~	765,525	-	-	-	-	-	-	-	765,525
Retail		-	-	-	-	-	-	-	5,408,405	5,408,405
Government/ Public institutions/ Central bank		-	-	-	-	-	-	1,135	-	1,135
Corporations		459,401	218,733	355,798	402,276	137,443	7,258	1,512,091	-	3,093,000
Card receivable		100,658	322,026	282,591	64,804	47,162	12,834	1,177,195	25,375,390	27,382,660
		1,325,584	540,759	638,389	467,080	184,605	20,092	2,690,421	30,783,795	36,650,725
Securities at FVTPL		-	-	-	-	-	-	1,071,941	-	1,071,941
Securities at FVOCI		-	-	-	-	-	-	322,836	-	322,836
Derivative assets		460,365	-	-	-	-	-	-	-	460,365
		1,785,949	540,759	638,389	467,080	184,605	20,092	4,085,198	30,783,795	38,505,867
Off-balance sheet accounts
Guarantees		809,772	-	-	-	-	-	-	-	809,772
Loan commitments and other credit-related liabilities		271,850	760,450	548,123	305,088	186,125	74,703	2,393,832	86,777,828	91,317,999
	~~W~~	1,081,622	760,450	548,123	305,088	186,125	74,703	2,393,832	86,777,828	92,127,771

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(b) Credit risk (continued)

(v) Reflection of forward-looking information

The Company reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Company utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Company reflects the future macroeconomic situation reflecting the weights calculated by the Company in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Company estimates based on its business plan and management strategy.

The Company analysed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the uncertain economic situation, the Company reviewed three scenarios: upside, central and downside, and reflected the final forward-looking information.

Major macroeconomic variables (*)	Correlation between credit risks
GDP	Negative correlation
Government consumption	Negative correlation
Facility investment	Negative correlation
Apartment sales transaction price index (Seoul)	Negative correlation
Government bond 3y yields (%)	Negative correlation
Government bond 10y yields (%)	Negative correlation
KRW/USD exchange rate	Positive correlation

(*) In addition to the above table, the forecast for the composite stock index was additionally selected.

The predicted correlation between the macroeconomic variables used by the Company and the risk of default is derived based on long-term data over the past 10 years.

When estimating the default rate considering future economic prospects, the recent actual default rate is an important reference. Although various economic indicators deteriorated, the actual measurement default rate of the Company is being maintained stably.

The Company has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant the sensitivity analysis according to the impact on the Company's expected credit loss provision is as follows.

Scenarios		100% Assumption		Difference to book amount
Upside	~~W~~	1,129,446	~~W~~	(124,355)
Central		1,200,425		(53,376)
Downside		1,335,151		81,350

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2025 and 2024 are as follows: Such undiscounted contractual cash flows differ from the discounted amount included in the separate statements of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		2025
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
<Non-derivative financial instruments>
Assets:
Cash and due from banks	~~W~~	323,653	-	-	-	36	-	323,689
Credit card receivables at amortized cost and other		12,244,233	6,727,514	3,983,012	4,924,476	9,327,206	1,611,893	38,818,334
Financial assets at FVTPL		1,348,038	-	-	-	52,612	68,724	1,469,374
Financial assets at FVOCI		293,910	-	-	-	-	59,134	353,044
Other financial assets		797,807	6,963	6,202	11,713	33,676	-	856,361
	~~W~~	15,007,641	6,734,477	3,989,214	4,936,189	9,413,530	1,739,751	41,820,802
Liabilities:
Borrowings	~~W~~	86,242	734,972	812,996	1,249,543	4,007,432	-	6,891,185
Debentures		1,682,933	1,069,587	1,377,288	1,551,280	18,163,738	203,452	24,048,278
Other financial liabilities		2,645,543	7,300	-	-	802,718	968	3,456,529
	~~W~~	4,414,718	1,811,859	2,190,284	2,800,823	22,973,888	204,420	34,395,992
Off-balance sheet items: (*)
Guarantees	~~W~~	947,103	-	-	-	-	-	947,103
Securities purchase agreement		79,620	-	-	-	-	-	79,620
Unused credit commitments		93,605,685	-	-	-	-	-	93,605,685
	~~W~~	94,632,408	-	-	-	-	-	94,632,408

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(i) Maturity analysis of non-derivative financial instruments (continued)

		2024
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
<Non-derivative financial instruments>
Assets:
Cash and due from banks	~~W~~	765,370	-	-	-	-	-	765,370
Credit card receivables at amortized cost and other		12,075,381	6,910,450	4,372,135	4,972,976	9,715,544	1,875,668	39,922,154
Financial assets at FVTPL		1,014,436	-	-	-	30,499	41,203	1,086,138
Financial assets at FVOCI		322,836	-	-	-	-	55,694	378,530
Other financial assets		798,547	10,478	6,349	16,696	33,988	-	866,058
	~~W~~	14,976,570	6,920,928	4,378,484	4,989,672	9,780,031	1,972,565	43,018,250
Liabilities:
Borrowings	~~W~~	11,276	727,419	556,418	3,633,874	4,584,867	-	9,513,854
Debentures		901,640	1,254,052	1,046,253	2,274,284	16,808,658	374,878	22,659,765
Other financial liabilities		2,941,971	4,877	-	-	881,676	969	3,829,493
	~~W~~	3,854,887	1,986,348	1,602,671	5,908,158	22,275,201	375,847	36,003,112
Off-balance sheet items: (*)
Guarantees	~~W~~	809,772	-	-	-	-	-	809,772
Securities purchase agreement		77,945	-	-	-	-	-	77,945
Unused credit commitments		91,240,054	-	-	-	-	-	91,240,054
	~~W~~	92,127,771	-	-	-	-	-	92,127,771

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(c) Liquidity risk (continued)

(ii) Maturity analysis of derivative financial instruments

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2025 and 2024 are as follows.

The amounts shown in the table were calculated based on the information below.

- Gross settlement derivatives: gross amount of cash received or paid.

- Net settlement derivatives: net amount of cash received or paid.

		2025
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(78)	313	441	919	7,574	-	9,169
Gross settlement cash inflow		10,756	-	453,371	29,342	1,652,040	-	2,145,509
Gross settlement cash outflow		(7,956)	-	(350,233)	(20,469)	(1,487,991)	-	(1,866,649)
	~~W~~	2,722	313	103,579	9,792	171,623	-	288,029

		2024
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	333	353	427	26	2,248	-	3,387
Gross settlement cash inflow		11,451	476,981	17,810	616,841	1,678,958	-	2,802,041
Gross settlement cash outflow		(7,908)	(376,725)	(11,801)	(478,741)	(1,414,805)	-	(2,289,980)
	~~W~~	3,876	100,609	6,436	138,126	266,401	-	515,448

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Company hedges 100% cash flows of foreign currency liabilities with currency rate swaps. Stock price risk is exposed only to equity securities denominated in KRW among equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. At the end of the current and prior periods, assets exposed to market risk are classified as financial assets measured at fair value through profit or loss (FVPTL). Market risk is measured by calculating the valuation amount of these assets and applying the required regulatory capital weighting. The following represents the Company’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2025 and 2024 that are exposed to the respective risks:

		2025
		Average	High	Low	December 31
Interest rate risk	~~W~~	7,197	10,552	5,350	6,676

		2024
		Average	High	Low	December 31
Interest rate risk	~~W~~	6,952	11,377	4,076	5,001

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(ii) VaR and EaR management from non-trading positions

1)
Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Company calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rate EaR is computed using interest rate repricing gap, differences between expected interest rate variation timing and target period (one year) and expected interest rate variation, and also applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. However, interest rate shock was not applied for financial assets with low sensitivity from a conservative point of view.

Interest rate VaR and EaR of non-trading positions as of December 31, 2025 and 2024 are as follows:

		2025	2024
Interest rate VaR	~~W~~	819,386	990,898
Interest rate EaR		584,052	598,588

2)
Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of USD, AUD, KZT, IDR, MMK, VND, and Won)
		2025
		USD		AUD		KZT		IDR		MMK		VND		Total KRW equivalent
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent
Assets
Cash	~~W~~	-	-	-	-	-	-	-	-	-	-	-	-	-
Due from banks		-	12	-	-	-	-	-	-	-	-	-	-	12
Loans		30	43,047	-	-	-	-	-	-	-	-	-	-	43,047
Securities at FVTPL		26	37,224	-	-	-	-	-	-	-	-	-	-	37,224
Securities at FVOCI		-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial assets		4	5,900	-	-	-	-	-	-	-	-	-	-	5,900
		60	86,183	-	-	-	-	-	-	-	-	-	-	86,183
Liabilities
Debentures		(1,401)	(2,010,186)	-	-	-	-	-	-	-	-	-	-	(2,010,186)
Borrowings		(330)	(473,517)	-	-	-	-	-	-	-	-	-	-	(473,517)
Other financial liabilities		-	(31)	-	-	-	-	-	-	-	-	-	-	(31)
		(1,731)	(2,483,734)	-	-	-	-	-	-	-	-	-	-	(2,483,734)
On-balance sheet, net foreign currency exposure		(1,671)	(2,397,551)	-	-	-	-	-	-	-	-	-	-	(2,397,551)
Off- balance sheet
Derivative		1,500	2,152,350	300	288,306	-	-	-	-	-	-	-	-	2,440,656
Financial guarantee		(354)	(508,098)	-	-	(49,190)	(140,683)	(2,450,000)	(209,720)	(17,000)	(11,616)	(1,410,000)	(76,986)	(947,103)
Off-balance sheet, net foreign currency exposure		1,146	1,644,252	300	288,306	(49,190)	(140,683)	(2,450,000)	(209,720)	(17,000)	(11,616)	(1,410,000)	(76,986)	1,493,553
Net position	~~W~~	(525)	(753,299)	300	288,306	(49,190)	(140,683)	(2,450,000)	(209,720)	(17,000)	(11,616)	(1,410,000)	(76,986)	(903,998)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

4. Financial Risk Management (continued)

(d) Market risk (continued)

(iii) Foreign exchange risk (continued)

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of USD, AUD, KZT, IDR, MMK, VND, and Won)
		2024
		USD		AUD		KZT		IDR		MMK		VND		Total KRW equivalent
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent
Assets
Cash	~~W~~	-	2	-	-	-	-	-	-	-	-	-	-	2
Due from banks		-	14	-	-	-	-	-	-	-	-	-	-	14
Loans		110	161,700											161,700
Securities at FVTPL		23	33,413		-	-	-	-	-	-	-	-	-	33,413
Securities at FVOCI		3	4,563	-	-	-	-	-	-	-	-	-	-	4,563
Other financial assets		1	1,442											1,442
		137	201,134	-	-	-	-	-	-	-	-	-	-	201,134
Liabilities
Debentures		(1,786)	(2,626,104)	-	-	-	-	-	-	-	-	-	-	(2,626,104)
Borrowings		(430)	(632,100)	-	-	-	-	-	-	-	-	-	-	(632,100)
Other financial liabilities		(1)	(802)	-	-	-	-	-	-	-	-	-	-	(802)
		(2,217)	(3,259,006)	-	-	-	-	-	-	-	-	-	-	(3,259,006)
On-balance sheet, net foreign currency exposure		(2,080)	(3,057,872)	-	-	-	-	-	-	-	-	-	-	(3,057,872)
Off- balance sheet
Derivative		1,920	2,822,400	300	274,104	-	-	-	-	-	-	-	-	3,096,504
Financial guarantee		(266)	(391,167)	-	-	(38,190)	(106,932)	(1,925,000)	(175,368)	(17,500)	(12,250)	(2,150,000)	(124,055)	(809,772)
Off-balance sheet, net foreign currency exposure		1,654	2,431,233	300	274,104	(38,190)	(106,932)	(1,925,000)	(175,368)	(17,500)	(12,250)	(2,150,000)	(124,055)	2,286,732
Net position	~~W~~	(426)	(626,639)	300	274,104	(38,190)	(106,932)	(1,925,000)	(175,368)	(17,500)	(12,250)	(2,150,000)	(124,055)	(771,140)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

4. Financial Risk Management (continued)

(e) Capital risk management

The Company has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company’s credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act. Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and the Company complied with the regulatory requirement for the adjusted equity capital ratio.

5. Significant Estimates and Judgments

The preparation of financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historical experiences and reasonably predictable future events under current conditions. Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a) Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b) Allowance for credit losses

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Company’s management about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii) Collectively assessed loan allowance

Collective loss allowances are measured using estimation models based on historical loss experience in order to assess the expected credit losses embedded in portfolios. These models consider various factors, including product and borrower types, credit ratings, outstanding balances by maturity, whether there has been a significant deterioration in credit quality, expected remaining life, and recovery periods, and apply probabilities of default (PD) and loss given default (LGD) for each asset (or group of assets). In addition, certain assumptions are applied to model inherent losses and to determine input variables based on past experience and current conditions. The methodologies and assumptions underlying these models are reviewed regularly to reduce differences between estimated loss allowances and actual losses.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

5. Significant Estimates and Judgments (continued)

(c) Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d) Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. These assumptions, including the discount rate, are integral to determining the net cost (or gain) of pension benefits. Changes in these assumptions can significantly affect the carrying amount of the defined benefit obligation.

The Company determines an appropriate discount rate at the end of each year. This discount rate represents the interest rate to be used in determining the present value of estimated future cash outflows expected to arise from the settlement of defined benefit obligations. The Company determines the discount rate by reference to the yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid and with maturities consistent with the term of the related defined benefit obligations.

(e) Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

6. Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or an independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at FVTPL

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk-free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at FVOCI

In case that the market of a financial instrument is active, fair value is established at the closing quoted price at the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair values are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2025 and 2024 are summarized as follows:

10		2025
		Level 1	Level 2	Level 3	Total
Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	1,335,146	99,201	1,434,347
Debt securities at FVTPL		-	-	22,137	22,137
Equity securities at FVTPL		-	-	12,890	12,890
Derivative financial assets for hedging		-	282,834	-	282,834
Equity securities at FVOCI		5,280	-	53,854	59,134
Debt securities at FVOCI		284,771	-	9,139	293,910
	~~W~~	290,051	1,617,980	197,221	2,105,252

Financial liabilities
Derivative financial liabilities for hedging		-	878	-	878
	~~W~~	-	878	-	878

10		2024
		Level 1	Level 2	Level 3	Total
Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	1,000,238	51,070	1,051,308
Debt securities at FVTPL		-	-	20,633	20,633
Equity securities at FVTPL		-	-	14,197	14,197
Derivative financial assets for hedging		-	460,365	-	460,365
Equity securities at FVOCI		-	-	55,694	55,694
Debt securities at FVOCI		288,108	34,728	-	322,836
	~~W~~	288,108	1,495,331	141,594	1,925,033

Financial liabilities
Derivative financial liabilities for hedging		-	6,099	-	6,099
	~~W~~	-	6,099	-	6,099

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iii) Changes in Level 3 of the fair value hierarchy

Changes of fair value measurement in Level 3 for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Debt securities at FVOCI	Equity securities at FVOCI	Total

Balance at January 1, 2025	~~W~~	51,070	20,633	14,197	-	55,694	141,594
Amounts recognized in profit or loss (*1)		(1,042)	(3,062)	(1,798)	-	-	(5,902)
Amounts recognized in other comprehensive income		-	-	-	(1)	(1,840)	(1,841)
Acquisition		60,186	6,392	499	-	-	67,077
Disposal	(11,013)		(1,826)	(8)	-	-	(12,847)
Transfer to Level 3 (*2)		-	-	-	9,140	-	9,140
Balance at December 31, 2025	~~W~~	99,201	22,137	12,890	9,139	53,854	197,221

		2024
		Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2024	~~W~~	43,443	15,099	14,135	75,407	148,084
Amounts recognized in profit or loss (*1)		3,985	(910)	(426)	-	2,649
Amounts recognized in other comprehensive income		-	-	-	(17,913)	(17,913)
Acquisition		9,202	6,564	500	200	16,466
Disposal		(5,560)	(120)	(12)	(2,000)	(7,692)
Balance at December 31, 2024	~~W~~	51,070	20,633	14,197	55,694	141,594

(*1) The amounts recognized in profit or loss during the years ended December 31, 2025 and 2024 in relation to movements in financial instruments classified as Level 3 in the fair value hierarchy, as well as the amounts recognized in profit or loss related to financial instruments held as of December 31, 2025 and 2024, are presented as the following separate line items in the separate statement of comprehensive income:

		2025		2024
		Amounts recognized in profit or loss	Amounts recognized in profit or loss related to financial instruments held as of December 31	Amounts recognized in profit or loss	Amounts recognized in profit or loss related to financial instruments held as of December 31
Gains (losses) on financial assets at FVTPL	~~W~~	(5,902)	(7,735)	2,649	2,637

(*2) Transfers between levels occurred as a result of changes in the availability of observable market data for the relevant financial instruments. The Company recognizes transfers between levels at the end of the reporting period in which the event or change in circumstances that gave rise to the transfer occurred.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(iv) Valuation techniques and inputs related to Level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as Level 2 as of December 31, 2025 and 2024 are as follows:

	2025
	Valuation techniques	Type of financial instruments		Carrying amount	Input variables
Financial assets at FVTPL:	Net asset value	Beneficiary certificates	~~W~~	1,335,146	Interest rate
Derivative financial assets:	Discounted cash flow	Interest rate swap, Currency swap		282,834	Discount rate, Interest rate, Exchange rate, etc.
			~~W~~	1,617,980

Derivative financial liabilities:	Discounted cash flow	Interest rate swap, Currency swap	~~W~~	878	Discount rate, Interest rate, Exchange rate, etc.

	2024
	Valuation Techniques	Type of financial instruments		Carrying amount	Input variables
Financial assets at FVTPL:	Net asset value	Beneficiary certificates	~~W~~	1,000,238	Interest rate
Derivative financial assets:	Discounted cash flow	Interest rate swap, Currency swap		460,365	Discount rate, Interest rate, Exchange rate, etc.
Financial assets at FVOCI:	Option model	Debt securities		34,728	Discount rate, Interest rate, etc.
			~~W~~	1,495,331

Derivative financial liabilities:	Discounted cash flow	Interest rate swap, Currency swap	~~W~~	6,099	Discount rate, Interest rate, Exchange rate, etc.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(v) Valuation techniques and inputs related to Level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as Level 3 as of December 31, 2025 and 2024 are as follows:

	2025
	Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL	Net asset value, etc.	Beneficiary certificates	~~W~~	99,201	Discount rate, Growth rate, The volatility of an underlying asset	7.06~9.74%, 0%, 38.85%
		Debt securities		22,137
		Equity securities		12,890
Financial assets at FVOCI	Option model	Debt securities		9,139	Discount rate, The volatility of an interest rate	6.23%, 7.92%
	Discounted cash flow, etc.	Equity securities		53,854	Discount rate, Growth rate	8.30%~16.33%, 0%
			~~W~~	197,221

	2024
	Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL	Net asset value, etc.	Beneficiary certificates	~~W~~	51,070	Discount rate, Growth rate	6.54 ~9.10%,
		Debt securities		20,633		0%
		Equity securities		14,197
Financial assets at FVOCI	Discounted cash flow, etc.	Equity securities		55,694	Discount rate, Growth rate	7.31%~14.30%, 0%
			~~W~~	141,594

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(a) Financial instruments measured at fair value (continued)

(vi) Sensitivity to changes on unobservable inputs

For financial instruments classified as Level 3 as of December 31, 2025, for which it is practicable to calculate sensitivity to changes in inputs, effects of changes that would be recognized in profit or loss or other comprehensive income if unobservable inputs were changed are as follows:

		2025
Type of financial instrument (*1)		Favorable change	Unfavorable change
Financial assets at FVTPL (*2) (*3)	~~W~~	150	(121)
Financial assets at FVOCI (*2)		8,543	(5,597)

(*1) Of the financial instruments classified as Level 3, ~~W~~132,417 million were excluded from the sensitivity analysis disclosures, as it was not practicable to calculate sensitivity to changes in inputs.
(*2) Changes in fair value are calculated by increasing or decreasing the unobservable inputs such as the growth rate (-1% ~ 1%) and the discount rate (-1% ~ 1%).

(*3) Changes in fair value are calculated by increasing or decreasing the unobservable inputs such as the volatility of the underlying assets or correlation coefficients, by 10%.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods
Cash and due from banks

Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card receivables at amortized cost and other

Fair value of credit card receivables measured at amortized cost and other is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings	Fair value of borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows:

		2025
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for credit loss	Total
Financial assets
Cash	~~W~~	-	-	-	-	-
Due from banks		323,689	-	-	323,689	323,689
Credit card receivables		28,354,895	(36,759)	(909,379)	27,408,757	27,866,346
Loans		2,810,894	967	(49,004)	2,762,857	2,794,662
Installment receivables		3,174,571	15,370	(51,775)	3,138,166	3,155,879
Financial lease receivables		1,839,921	(601)	(19,864)	1,819,456	1,815,356
Other assets		856,361	(2,264)	(30,064)	824,033	824,027
	~~W~~	37,360,331	(23,287)	(1,060,086)	36,276,958	36,779,959
Financial liabilities
Borrowings	~~W~~	6,627,617	(45,273)	-	6,582,344	6,575,585
Debentures in won		20,345,000	(14,230)		20,330,770	20,402,857
Debentures in foreign currency		2,010,186	(5,420)		2,004,766	2,018,744
Other liabilities		3,456,530	(53,860)	-	3,402,670	3,399,474
	~~W~~	32,439,333	(118,783)	-	32,320,550	32,396,660

		2024
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for credit loss	Total
Financial assets
Cash	~~W~~	2	-	-	2	2
Due from banks		765,404	-	-	765,404	765,403
Credit card receivables		28,542,800	(39,478)	(1,120,662)	27,382,660	27,855,870
Loans		3,315,205	572	(64,432)	3,251,345	3,296,193
Installment receivables		3,524,066	20,204	(50,694)	3,493,576	3,517,740
Financial lease receivables		1,790,546	(1,052)	(31,754)	1,757,740	1,766,596
Other assets		866,058	(2,789)	(28,050)	835,219	835,294
	~~W~~	38,804,081	(22,543)	(1,295,592)	37,485,946	38,037,098
Financial liabilities
Borrowings	~~W~~	9,262,712	(116,620)	-	9,146,092	9,123,403
Debentures in won		18,254,000	(12,027)	-	18,241,973	18,451,489
Debentures in foreign currency		2,626,104	(9,377)	-	2,616,727	2,610,316
Other liabilities		3,829,493	(72,717)	-	3,756,776	3,757,472
	~~W~~	33,972,309	(210,741)	-	33,761,568	33,942,680

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

6. Fair Value Measurement of Financial Instruments (continued)

(b) Financial instruments measured at amortized cost (continued)

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

		2025
		Level 1	Level 2	Level 3	Total
Financial assets
Cash	~~W~~	-	-	-	-
Due from banks		-	323,689	-	323,689
Credit card receivables		-	-	27,866,346	27,866,346
Loans		-	-	2,794,662	2,794,662
Installment receivables		-	-	3,155,879	3,155,879
Financial lease receivables		-	-	1,815,356	1,815,356
Other assets		-	-	824,027	824,027
	~~W~~	-	323,689	36,456,270	36,779,959
Financial liabilities:
Borrowings	~~W~~	-	-	6,575,585	6,575,585
Debentures in won		-	-	20,402,857	20,402,857
Debentures in foreign currency		-	-	2,018,744	2,018,744
Other liabilities		-	-	3,399,474	3,399,474
	~~W~~	-	-	32,396,660	32,396,660

		2024
		Level 1	Level 2	Level 3	Total
Financial assets
Cash	~~W~~	2	-	-	2
Due from banks		-	765,403	-	765,403
Credit card receivables		-	-	27,855,870	27,855,870
Loans		-	-	3,296,193	3,296,193
Installment receivables		-	-	3,517,740	3,517,740
Financial lease receivables		-	-	1,766,596	1,766,596
Other assets		-	-	835,294	835,294
	~~W~~	2	765,403	37,271,693	38,037,098
Financial liabilities:
Borrowings	~~W~~	-	-	9,123,403	9,123,403
Debentures in won		-	-	18,451,489	18,451,489
Debentures in foreign currency		-	-	2,610,316	2,610,316
Other liabilities		-	-	3,757,472	3,757,472
	~~W~~	-	-	33,942,680	33,942,680

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

7. Categories of Financial Instruments

(a) The carrying amounts of the categories of financial assets as of December 31, 2025 and 2024 are summarized as follows:

		2025
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	~~W~~	-	323,689	-	-	323,689
Financial assets at FVTPL		1,469,374	-	-	-	1,469,374
Derivative assets		-	-	-	282,834	282,834
Credit card receivables at amortized cost and other (*)		-	35,129,236	-	-	35,129,236
Financial assets at FVOCI		-	-	353,044	-	353,044
Other financial assets		-	824,033	-	-	824,033
	~~W~~	1,469,374	36,276,958	353,044	282,834	38,382,210

(*) It includes ~~W~~1,819,456 million of financial lease receivables recognized in accordance with K-IFRS No. 1116.

		2024
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total
Cash and due from banks	~~W~~	-	765,406	-	-	765,406
Financial assets at FVTPL		1,086,138	-	-	-	1,086,138
Derivative assets		-	-	-	460,365	460,365
Credit card receivables at amortized cost and other (*)		-	35,885,321	-	-	35,885,321
Financial assets at FVOCI		-	-	378,530	-	378,530
Other financial assets		-	835,219	-	-	835,219
	~~W~~	1,086,138	37,485,946	378,530	460,365	39,410,979

(*) It includes ~~W~~1,757,740 million of financial lease receivables recognized in accordance with K-IFRS No. 1116.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

7. Categories of Financial Instruments (continued)

(b) The carrying amounts of the categories of financial liabilities as of December 31, 2025 and 2024 are summarized as follows:

		2025
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative liabilities	~~W~~	-	878	878
Borrowings		6,582,344	-	6,582,344
Debentures		22,335,536	-	22,335,536
Other financial liabilities (*)		3,402,670	-	3,402,670
	~~W~~	32,320,550	878	32,321,428

(*) It includes ~~W~~15,072 million of lease liabilities recognized in accordance with K-IFRS No. 1116.

		2024
		Financial liabilities measured at amortized cost	Derivative for hedge	Total
Derivative financial liabilities	~~W~~	-	6,099	6,099
Borrowings		9,146,092	-	9,146,092
Debentures		20,858,700	-	20,858,700
Other financial liabilities (*)		3,756,776	-	3,756,776
	~~W~~	33,761,568	6,099	33,767,667

(*) It includes ~~W~~15,999 million of lease liabilities recognized in accordance with K-IFRS No. 1116.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

7. Categories of Financial Instruments (continued)

(c) Gains (losses) on financial instruments by category for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Reversal of (provision for) credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	60	-	26,545	26,605	-
Financial assets at amortized cost (*)		2,826,932	-	1,922,705	(1,371,790)	-	(856,356)	210,664	2,732,155	-
Financial assets at FVOCI		9,071	-	-	-	493	188	-	9,752	(5,096)
Derivative for hedge		-	-	-	-	-	-	(30,399)	(30,399)	50,365
		2,836,003	-	1,922,705	(1,371,790)	553	(856,168)	206,810	2,738,113	45,269
Financial liabilities:
Financial liabilities at amortized cost (*)		-	(1,031,336)	-	-	-	-	-	(1,031,336)	-
	~~W~~	2,836,003	(1,031,336)	1,922,705	(1,371,790)	553	(856,168)	206,810	1,706,777	45,269

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with K-IFRS No. 1116 ‘Leases’.

		2024
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	75	-	54,229	54,304	-
Financial assets at amortized cost (*)		2,762,712	-	2,042,575	(1,307,632)	-	(872,018)	173,838	2,799,475	-
Financial assets at FVOCI		10,039	-	-	-	240	(153)	-	10,126	(8,319)
Derivative for hedge		-	-	-	-	-	-	320,735	320,735	(8,808)
		2,772,751	-	2,042,575	(1,307,632)	315	(872,171)	548,802	3,184,640	(17,127)
Financial liabilities:
Financial liabilities at amortized cost (*)		-	(988,584)	-	-	-	-	-	(988,584)	-
	~~W~~	2,772,751	(988,584)	2,042,575	(1,307,632)	315	(872,171)	548,802	2,196,056	(17,127)

(*) It includes finance income and costs occurred as a result of finance lease receivables and lease liability in accordance with K-IFRS No. 1116 ‘Leases’.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

7. Categories of Financial Instruments (continued)

(d) The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2025 and 2024 are summarized as follows:

		2025			2024
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	109,777	(34,998)	74,779	86,254	(24,350)	61,904
Financial liabilities at amortized cost		43,227	(37,866)	5,361	876	(341,725)	(340,849)
	~~W~~	153,004	(72,864)	80,140	87,130	(366,075)	(278,945)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

8. Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024 are as follows:

		2025
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	282,834	-	282,834	878	-	281,956

Financial liabilities:
Derivatives		878	-	878	878	-	-

		2024
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	460,365	-	460,365	6,099	-	454,266

Financial liabilities:
Derivatives		6,099	-	6,099	6,099	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

9. Operating Segments

The Company has a single reportable segment.

(a) Details of revenues by financial service type for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Credit card	Installment finance	Lease (*)	Others	Total
Operating income
Interest income	~~W~~	2,309,702	170,041	106,692	249,568	2,836,003
Fee and commission income		1,214,992	8,114	648,782	50,816	1,922,704
Other operating income		208,022	218	227	537,273	745,740
	~~W~~	3,732,716	178,373	755,701	837,657	5,504,447

(*) It includes finance income and costs occurred from finance lease receivables and lease liabilities recognized in accordance with K-IFRS No. 1116.

		2024
		Credit card	Installment finance	Lease (*)	Others	Total
Operating income
Interest income	~~W~~	2,230,100	170,012	96,981	275,658	2,772,751
Fee and commission income		1,334,673	10,297	649,965	47,640	2,042,575
Other operating income		171,348	159	241	721,653	893,401
	~~W~~	3,736,121	180,468	747,187	1,044,951	5,708,727

It includes finance income and costs occurred from finance lease receivables and lease liabilities recognized in accordance with K-IFRS No. 1116.

(b) Revenues from external customers for the years ended December 31, 2025 and 2024 are all attributed to the Republic of Korea, where the Company is domiciled.

(c) There is no single external customer with revenues amount to 10 percent or more of the Company’s revenues for the years ended December 31, 2025 and 2024.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

10. Cash and Due from Banks

(a) Details of cash and due from banks as of December 31, 2025 and 2024 are as follows:

		2025	2024
Cash	~~W~~	-	1
Deposits in won:
Deposits on demand		323,460	564,961
Current deposits		181	394
Foreign currency deposits		12	14
Time deposits		5	200,005
Deposit for checking accounts		31	31
	~~W~~	323,689	765,406

(b) Restricted due from banks as of December 31, 2025 and 2024 are as follows:

		2025	2024	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	5	Pledged as collateral for cash advances

Other deposits
Woori Bank and others		31	31	Deposit for checking accounts
	~~W~~	36	36

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

11. Financial Assets at FVTPL

(a) Details of financial assets at FVTPL as of December 31, 2025 and 2024 are as follows and no financial assets are designated as at FVTPL.

		2025	2024
Beneficiary certificates	~~W~~	1,434,347	1,051,307
Debt securities		22,137	20,633
Equity securities		12,890	14,198
	~~W~~	1,469,374	1,086,138

(b) Details of gain or loss on financial assets at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Gain on valuation	~~W~~	1,988	4,314
Loss on valuation		(8,105)	(1,604)
Gain on disposal		26,868	45,270
Other income		5,794	6,249
	~~W~~	26,545	54,229

(c) Details of dividend income on financial assets at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Dividend income on assets held at December 31,
Equity securities	~~W~~	60	75

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

12. Derivatives

(a) Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2025 and 2024 are as follows:

		2025			2024
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities
Cash flow hedges:
Currency swap	~~W~~	2,440,656	273,983	-	3,096,504	454,587	1,173
Interest rate swap		645,700	8,851	878	645,700	5,778	4,926
	~~W~~	3,086,356	282,834	878	3,742,204	460,365	6,099

(b) Gain or loss on derivatives

Gain or loss on derivatives recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		2025		2024
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Cash flow hedges:
Currency swaps	~~W~~	(12,191)	(18,490)	319,338	1,964
Interest rate swaps		282	-	(347)	(220)
	~~W~~	(11,909)	(18,490)	318,991	1,744

(c) Gain or Losses on Hedge accounting

The amounts and line items recognized in profit or loss and other comprehensive income for the year ended December 31, 2025 and 2024 as a result of the ineffective portion of cash flow hedges are as follows:

		2025
		Hedging gains (losses) recognized in other comprehensive income	Ineffective portion of hedging recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss
Fair value hedges:
Interest rate risk	~~W~~	6,840	282	-
Foreign exchange risk		61,805	967	(31,648)
	~~W~~	68,645	1,249	(31,648)

		2024
		Hedging gains (losses) recognized in other comprehensive income	Ineffective portion of hedging recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss
Fair value hedges:
Interest rate risk	~~W~~	(11,501)	(347)	(220)
Foreign exchange risk		(467)	(504)	321,806
	~~W~~	(11,968)	(851)	321,586

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

12. Derivatives (continued)

(d) Hedging

(i) Purpose of hedging and strategies

The Company is trading derivatives to avoid interest rate risk and exchange risk arising from the assets and liabilities. The Company applies cash flow hedge accounting using interest rate swaps and currency swaps to avoid the risk of fluctuations in cash flows of borrowing liabilities and bonds in won, and bonds in foreign currency due to market interest rates and exchange rate fluctuations.

(ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2025 and 2024 are as follows.

		2025
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedge:
Currency swap (*)	~~W~~	430,470	1,149,246	-	430,470	430,470	-	2,440,656
Interest rate swap		25,700	-	320,000	300,000	-	-	645,700
	~~W~~	456,170	1,149,246	320,000	730,470	430,470	-	3,086,356
Average hedge ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate		3.57%	-	2.94%	2.01%	-	-	2.53%

(*) The average exchange rate for currency swap is USD/KRW 1,266.75 and AUD/KRW 914.88.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(ii) The nominal amount and the average hedge ratio of hedging instruments over time as of December 31, 2025 and 2024 are as follows.

		2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Cash flow hedge:
Currency swap (*)	~~W~~	1,058,400	441,000	1,156,104	-	441,000	-	3,096,504
Interest rate swap		-	25,700	-	320,000	300,000	-	645,700
	~~W~~	1,058,400	466,700	1,156,104	320,000	741,000	-	3,742,204
Average hedge ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate		-	3.57%	-	2.94%	2.47%	-	2.75%

(*) The average exchange rate for currency swap is USD/KRW 1,206.61.

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

1) The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge
Interest rate swap	~~W~~	2,440,656	273,983	-	(178,759)
Currency swap		645,700	8,851	878	7,121
	~~W~~	3,086,356	282,834	878	(171,638)

		2024
		Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge
Interest rate swap	~~W~~	3,096,504	454,587	1,173	322,823
Currency swap		645,700	5,778	4,926	(7,335)
	~~W~~	3,742,204	460,365	6,099	315,488

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income (continued)

2) The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge
Borrowings and debentures in won	~~W~~	645,577	6,779	7,731
Borrowings and debentures in foreign currency		2,435,236	(181,719)	6,605
	~~W~~	3,080,813	(174,940)	14,336

		2024
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve
Cash flow hedge
Borrowings and debentures in won	~~W~~	645,478	(7,660)	891
Borrowings and debentures in foreign currency		3,087,127	322,823	(40,627)
	~~W~~	3,732,605	315,163	(39,736)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

12. Derivatives (continued)

(d) Hedging (continued)

(iv) Cash flow hedge

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Recognized in other comprehensive income	~~W~~	36,997	309,618
Reclassified from equity to profit or loss		31,648	(321,586)
Deferred tax effect		(18,280)	3,160
Changes in accumulated other comprehensive income, net	~~W~~	50,365	(8,808)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others

(a) Details of credit card receivables at amortized cost and others as of December 31, 2025 and 2024 are as follows:

		2025	2024
Credit card receivables:
Lump-sum purchases	~~W~~	9,355,316	8,784,103
Installment purchases		7,152,023	7,318,858
Cash advances		1,306,158	1,499,719
Revolving cash advances		60,021	68,554
Revolving purchases		2,373,623	2,451,837
Card loans		7,876,381	8,081,786
Restructured loans		231,373	337,943
Less: Allowance for credit losses		(909,379)	(1,120,662)
Present value discount		(17,760)	(20,822)
Deferred loan origination costs		(18,999)	(18,656)
		27,408,757	27,382,660
Loans:
General loans		2,671,640	3,015,664
Factoring receivables		95,941	137,562
Others		43,313	161,979
Less: Allowance for credit losses		(49,004)	(64,432)
Present value discount		(1)	-
Add: Deferred loan origination costs		968	572
		2,762,857	3,251,345
Installment financing assets:
Installment for cars		3,161,292	3,499,447
Installment for others		13,279	24,619
Less: Allowance for credit losses		(51,775)	(50,694)
Present value discount		-	(2)
Add: Deferred loan origination costs		15,370	20,206
		3,138,166	3,493,576
Finance lease receivables:
General finance lease receivables		1,839,603	1,790,291
Cancelled finance lease receivables		318	255
Less: Allowance for credit losses		(19,864)	(31,754)
Add: Present value premium		5	19
Less: Deferred loan origination costs		(606)	(1,071)
		1,819,456	1,757,740
	~~W~~	35,129,236	35,885,321

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and others for the years ended December 31, 2025 and 2024 are as follows:

		2025
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	32,228,253	4,203,162	721,448	37,152,863
Reclassified to 12 month expected credit losses		1,232,470	(1,231,477)	(993)	-
Reclassified to lifetime expected credit losses		(1,419,937)	1,421,908	(1,971)	-
Reclassified to credit-impaired financial assets		(436,888)	(408,611)	845,499	-
Executed (collected)		462,648	(443,253)	394,609	414,004
Write-offs		-	-	(854,198)	(854,198)
Disposal (*)		-	-	(553,411)	(553,411)
Ending balance		32,066,546	3,541,729	550,983	36,159,258
Allowance for credit losses		(262,647)	(413,520)	(353,855)	(1,030,022)
Net carrying amount	~~W~~	31,803,899	3,128,209	197,128	35,129,236

(*) The contractual amounts outstanding on credit card receivables at amortized cost and other that have been written off but for which recovery activities continue as of December 31, 2025 were ~~W~~3,230,732 million.

		2024
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	31,254,418	4,685,252	687,558	36,627,228
Reclassified to 12 month expected credit losses		563,953	(563,155)	(798)	-
Reclassified to lifetime expected credit losses		(1,357,081)	1,358,848	(1,767)	-
Reclassified to credit-impaired financial assets		(156,088)	(61,619)	217,707	-
Executed (collected)		1,923,051	(1,216,164)	954,694	1,661,581
Write-offs		-	-	(751,753)	(751,753)
Disposal (*)		-	-	(384,193)	(384,193)
Ending balance		32,228,253	4,203,162	721,448	37,152,863
Allowance for credit losses		(313,203)	(455,896)	(498,443)	(1,267,542)
Net carrying amount	~~W~~	31,915,050	3,747,266	223,005	35,885,321

(*) The contractual amounts outstanding on credit card receivables at amortized cost and other that have been written off but for which recovery activities continue as of December 31, 2024 were ~~W~~3,337,783 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Others (continued)

(c) Changes in allowance for credit card receivables at amortized cost and others for the years ended December 31, 2025 and 2024 are as follows:

		2025
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	313,203	455,896	498,443	1,267,542
Reclassified to 12 month expected credit losses		91,839	(91,439)	(400)	-
Reclassified to lifetime expected credit losses		(27,917)	28,915	(998)	-
Reclassified to credit-impaired financial assets		(12,752)	(122,723)	135,475	-
Provision for (reversal of) credit loss allowance (*)		(101,158)	143,765	769,621	812,228
Write-offs		-	-	(854,198)	(854,198)
Disposals		-	-	(385,277)	(385,277)
Others		(568)	(894)	191,189	189,727
Ending balance	~~W~~	262,647	413,520	353,855	1,030,022

(*) The amount includes additional provisions for expected credit losses recognized in response to changes in future economic outlook. Based on a reassessment of forward-looking probability of default reflecting updated forward-looking information as of December 31, 2025, the Company recognized additional credit loss allowances of ~~W~~29,034 million.

		2024
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	288,371	492,499	483,449	1,264,319
Reclassified to 12 month expected credit losses		30,244	(30,033)	(211)	-
Reclassified to lifetime expected credit losses		(24,308)	25,139	(831)	-
Reclassified to credit-impaired financial assets		(2,766)	(5,300)	8,066	-
Provision for (reversal of) credit loss allowance (*)		21,662	(26,409)	1,030,228	1,025,481
Write-offs		-	-	(751,752)	(751,752)
Disposals		-	-	(276,688)	(276,688)
Others		-	-	6,182	6,182
Ending balance	~~W~~	313,203	455,896	498,443	1,267,542

(*) The amount includes additional provisions for expected credit losses recognized in response to changes in future economic outlook. Based on a reassessment of forward-looking probability of default reflecting updated forward-looking information as of December 31, 2024, the Company recognized additional credit loss allowances of ~~W~~53,318 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

13. Credit Card Receivables at Amortized Cost and Other (continued)

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2025 and 2024 are as follows:

		2025
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	554,618	101,684	452,934
One year to two years		535,236	66,095	469,141
Two years to three years		399,233	38,784	360,449
Three years to four years		340,059	15,761	324,298
Four years to five years		239,635	9,459	230,176
More than five years		2,939	9	2,930
	~~W~~	2,071,720	231,792	1,839,928

		2024
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	516,346	98,605	417,741
One year to two years		496,047	67,495	428,552
Two years to three years		481,831	34,384	447,447
Three years to four years		300,774	13,035	287,739
Four years to five years		216,018	10,311	205,707
More than five years		3,389	11	3,378
	~~W~~	2,014,405	223,841	1,790,564

(e) Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024

Beginning balance	~~W~~	1,051	4,304
New occurrence of deferred loan origination fees		(28,213)	(24,860)
Amortization		23,895	21,607
Ending balance	~~W~~	(3,267)	1,051

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

14. Lease Assets

(a) Details of lease assets as of December 31, 2025 and 2024 are as follows:

2025

		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	~~W~~	2,805,526	656	17,126	2,823,308
Accumulated depreciation		(915,837)	(125)	-	(915,962)
Carrying amount		1,889,689	531	17,126	1,907,346

2024

		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	~~W~~	3,038,555	1,892	8,396	3,048,843
Accumulated depreciation		(914,738)	(135)	-	(914,873)
Carrying amount		2,123,817	1,757	8,396	2,133,970

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2025 and 2024 are as follows:

		2025	2024
Less than one year	~~W~~	530,149	584,170
One year to two years		393,885	453,784
Two years to three years		250,217	312,353
Three years to four years		118,318	168,182
Four years to five years		29,081	52,539
More than five years		260	329
	~~W~~	1,321,910	1,571,357

(c) Changes in operating lease assets for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	~~W~~	2,123,817	2,077,272
Acquisition		504,346	740,820
Disposal		(293,237)	(228,400)
Depreciation		(445,237)	(465,875)
Ending balance	~~W~~	1,889,689	2,123,817

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

15. Right-of-use Assets and Lease Liabilities

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
		Buildings
Beginning balance	~~W~~	17,357	14,913
Acquisition		14,025	25,222
Disposal		(2,036)	(9,710)
Depreciation		(12,721)	(13,068)
Ending balance	~~W~~	16,625	17,357

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
		Buildings
Beginning balance	~~W~~	16,000	13,266
Acquisition		10,998	21,824
Payments		(11,103)	(10,859)
Termination		(1,357)	(8,956)
Interest expense		535	725
Ending balance	~~W~~	15,073	16,000

(c) Details of maturity of lease liabilities as of December 31, 2025 and 2024 are as follows:

		2025
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Buildings (*)	~~W~~	778	1,449	1,922	3,327	7,937	-	15,413

(*) The amounts are before deduction of present value discounts.

		2024
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Buildings (*)	~~W~~	1,135	1,523	1,992	3,287	8,589	-	16,526

(*) The amounts are before deduction of present value discounts.

(d) The amount of payments for leases of low-value assets are ~~W~~314 million and ~~W~~423 million for the years ended December 31, 2025 and 2024, respectively. There are no short-term leases for the years ended December 31, 2025 and 2024.

(e) Total cash outflows for leases recognized on the separate statements of cash flows are ~~W~~11,417 million and ~~W~~11,282 million and the amounts recognized as interest expenses were ~~W~~535 million and ~~W~~725 million for the years ended December 31, 2025 and 2024, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

16. Financial assets at FVOCI

(a) Financial assets at FVOCI as of December 31, 2025 and 2024 are as follows:

		2025	2024
Financial assets at FVOCI	~~W~~	353,044	378,530

(b) Fair value of financial assets at FVOCI as of December 31, 2025 and 2024 are as follows:

Classification			2025	2024
Debt securities	Government	~~W~~	284,771	288,108
	Corporate and others		9,139	34,728
			293,910	322,836

Equity securities (*)	Stocks		59,134	55,694
		~~W~~	353,044	378,530

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Company strategic purposes.

(c) Dividend income from financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Dividend income recognized in assets held at the end of the reporting period:
Equity securities	~~W~~	493	240

(d) Changes of financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

		2025		2024
		Debt securities	Equity securities	Debt securities	Equity securities
Beginning balance	~~W~~	322,836	55,694	318,572	75,407
Acquisition		-	5,455	16,100	200
Disposal		(25,492)	-	(18,908)	(2,000)
Changes in fair value (other comprehensive income)		(4,807)	(2,015)	6,073	(17,913)
Changes in fair value (profit or loss)		1,373	-	999	-
Ending balance	~~W~~	293,910	59,134	322,836	55,694

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

16. Financial Assets at FVOCI (continued)

(e) Changes in carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	~~W~~	322,836	-	322,836
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		-	-	-
Disposal		(25,492)	-	(25,492)
Others (*)		(3,434)	-	(3,434)
Ending balance	~~W~~	293,910	-	293,910

(*) Included the effects from amortization and fair value adjustments.

		2024
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	~~W~~	318,572	-	318,572
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Acquisition		16,100	-	16,100
Disposal		(18,908)	-	(18,908)
Others (*)		7,072	-	7,072
Ending balance	~~W~~	322,836	-	322,836

(*) Included the effects from amortization and fair value adjustments.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

16. Financial Assets at FVOCI (continued)

(f) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	~~W~~	285	-	285
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Reversal		(187)	-	(187)
Ending balance	~~W~~	98	-	98

		2024
		12 months expected credit loss	Lifetime expected credit loss	Total
Beginning balance	~~W~~	132	-	132
Reclassified to 12 months expected credit loss		-	-	-
Reclassified to lifetime expected credit loss		-	-	-
Reclassified to credit-impaired financial assets		-	-	-
Provision		153	-	153
Ending balance	~~W~~	285	-	285

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

17. Property and Equipment

(a) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

2025
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	~~W~~

432,770

87,034

397,173

56,221

973,198

Accumulated depreciation

-

(14,329)

(319,343)

(39,596)

(373,268)

Ending balance	~~W~~

432,770

72,705

77,830

16,625

599,930

2024
		Land	Buildings	Others	Right-of-use assets	Total
Acquisition cost	~~W~~

432,770

87,034

382,474

51,987

954,265

Accumulated depreciation

-

(12,287)

(290,979)

(34,630)

(337,896)

Ending balance	~~W~~

432,770

74,747

91,495

17,357

616,369

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

2025

Land

Buildings

Others

Right-of use assets

Total

Beginning balance

~~W~~

432,770

74,747

91,495

17,357

616,369

Acquisition

-

-

17,999

14,025

32,024

Disposal

-

-

(1,868)

(2,036)

(3,904)

Depreciation

-

(2,042)

(34,942)

(12,721)

(49,705)

Reclassification

-

-

5,146

-

5,146

Ending balance

~~W~~

432,770

72,705

77,830

16,625

599,930

2024

Land

Buildings

Others

Right-of use assets

Total

Beginning balance

~~W~~

432,770

77,023

93,011

14,913

617,717

Acquisition

-

-

31,853

25,222

57,075

Disposal

-

-

(1,085)

(9,710)

(10,795)

Depreciation

-

(2,276)

(33,770)

(13,068)

(49,114)

Reclassification

-

-

1,486

-

1,486

Ending balance

~~W~~

432,770

74,747

91,495

17,357

616,369

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

17. Property and Equipment (continued)

(c) Details of insured assets as of December 31, 2025 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	DB Insurance Co., Ltd.	~~W~~

119,467

Business interruption policy

33,746

Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance Co., Ltd.

63,761

In addition, the Company maintains transportation theft insurance and custody theft insurance for cash and securities and liability insurance and full insurance for vehicles.

18. Intangible Assets

(a) Details of intangible assets as of December 31, 2025 and 2024 are as follows:

		2025
		Memberships	Development cost	Others	Total
Acquisition cost	~~W~~	12,507	201,861	34,355	248,723
Accumulated amortization		-	(132,407)	(29,459)	(161,866)
Impairment losses		(642)	(336)	-	(978)
Ending balance	~~W~~	11,865	69,118	4,896	85,879

		2024
		Memberships	Development cost	Others	Total
Acquisition cost	~~W~~	16,282	181,999	33,597	231,878
Accumulated amortization		-	(107,807)	(27,429)	(135,236)
Impairment losses		(892)	(336)	-	(1,228)
Ending balance	~~W~~	15,390	73,856	6,168	95,414

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

18. Intangible Assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows, and amortization is included in general administrative expenses.

		2025
		Memberships	Development cost	Others	Total

Beginning balance	~~W~~	15,390	73,856	6,168	95,414
Acquisition		1,978	25,928	570	28,476
Disposal		(5,685)	-	-	(5,685)
Reclassification		-	(5,870)	188	(5,682)
Amortization		-	(24,796)	(2,030)	(26,826)
Impairment losses		(68)	-	-	(68)
Reversal of impairment losses		250	-	-	250
Ending balance	~~W~~	11,865	69,118	4,896	85,879

		2024
		Memberships	Development cost	Others	Total

Beginning balance	~~W~~	16,738	76,409	5,360	98,507
Acquisition		1,096	23,551	1,556	26,203
Disposal		(1,444)	-	-	(1,444)
Reclassification		(1,000)	(2,585)	1,055	(2,530)
Amortization		-	(23,519)	(1,803)	(25,322)
Ending balance	~~W~~	15,390	73,856	6,168	95,414

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

19. Investments in Subsidiaries and Others

(a) Details of investments in subsidiaries as of December 31, 2025 and 2024 are as follows and measured at acquisition cost:

			December 31, 2025			December 31, 2024
Name of subsidiary	Location	Closing month	Ownership		Carrying amount	Ownership		Carrying amount
Shinhan Card SPC 2021-1 (*1)(*2)	Korea	December	-		-	0.5%		-
Shinhan Card SPC 2021-2 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2022-1 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2022-2 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2022-3 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2023-1 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2024-1 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2024-2 (*1)(*2)	Korea	December	0.5%		-	0.5%		-
Shinhan Card SPC 2025-1 (*1)(*2)	Korea	December	0.5%		-	-		-
Specified money in trusts (*1)(*3) (As of December 31, 2025: 6 cases, as of December 31, 2024: 3 cases)	Korea	December	100%		-	100%		-
Shinhan Credit Information Co., Ltd.	Korea	December	100%		20,354	100%		20,354
Shinhan Finance LLC (*4)	Kazakhstan	December	72.09%		16,599	75%		16,599
Shinhan Indo Finance (*5)	Indonesia	December	76.33%		12,160	76.33%		35,248
Shinhan Microfinance Co., Ltd.	Myanmar	September	100%		-	100%		-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December	100%		177,661	100%		177,661
				~~W~~	226,774		~~W~~	249,862

(*1) The above subsidiaries have been designed so that voting or similar rights are not the dominant factor in determining control, and therefore it qualifies as a structured entity.

(*2) Although the Controlling Company’s ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company’s specific business, and the Company holds the majority of the benefits in the structured entities’ operations. On the other hand, the Company elect additional trusts to avoid early redemption of securitization bonds resulting from a breach of the early redemption trigger clause in the asset securitization.

(*3) Specified money in trusts is presented and recognized as financial assets at fair value through profit or loss in accordance with K-IFRS No. 1109 “Financial instruments”.

(*4) During the current period, the Company ownership interest decreased from 75% to 72.09% due to a third-party allocation of shares in a capital increase.

(*5) The Company decided to partially dispose of its equity interest in Shinhan Indo Finance and, accordingly, classified the carrying amount of the shares in the subsidiary corresponding to the portion to be disposed of as assets held for sale.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(b) Change in investment in subsidiaries for the year ended December 31, 2025 are as follows:

Status of change	Name of the subsidiary	Reason
Addition	Shinhan Card SPC 2025-1	New Investment
Exclusion	Shinhan Card SPC 2021-1	Liquidation

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2025 and 2024 are as follows:

		2025
Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the period	Total comprehensive income (loss)
Shinhan Card SPC 2021-2	~~W~~	-	-	-	-	-
Shinhan Card SPC 2022-1		-	-	-	-	-
Shinhan Card SPC 2022-2		574,600	574,220	380	-	1,024
Shinhan Card SPC 2022-3		179,372	179,515	(143)	-	1,986
Shinhan Card SPC 2023-1		385,012	390,504	(5,492)	-	6,094
Shinhan Card SPC 2024-1		889,004	847,308	41,696	-	57,695
Shinhan Card SPC 2024-2		576,260	574,260	2,000	-	5,767
Shinhan Card SPC 2025-1		584,076	573,976	10,100	-	10,100
Shinhan Credit Information Co., Ltd.		38,290	12,979	25,311	856	638
Shinhan Finance LLC		396,240	334,597	61,643	13,682	1,498
Shinhan Indo Finance		299,199	250,402	48,797	4,630	3,359
Shinhan Microfinance Co., Ltd.		22,985	16,125	6,860	(1,532)	(1,967)
Shinhan Vietnam Finance Co., Ltd.		618,490	458,807	159,683	12,524	7,254
Specified money in trusts		795,000	-	795,000	21,985	21,985

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(c) Condensed financial statements of subsidiaries as of and for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the period	Total comprehensive income (loss)
Shinhan Card SPC 2021-1	~~W~~	-	-	-	-	-
Shinhan Card SPC 2021-2		400,123	400,123	-	-	-
Shinhan Card SPC 2022-1		400,291	400,291	-	-	-
Shinhan Card SPC 2022-2		587,553	588,196	(643)	-	409
Shinhan Card SPC 2022-3		365,598	367,727	(2,129)	-	2,879
Shinhan Card SPC 2023-1		342,567	354,153	(11,586)	-	1,732
Shinhan Card SPC 2024-1		804,198	827,481	(23,283)	-	(23,284)
Shinhan Card SPC 2024-2		584,533	588,300	(3,767)	-	(3,767)
Shinhan Credit Information Co., Ltd.		35,676	11,003	24,673	1,765	-
Shinhan Finance LLC		218,824	172,156	46,668	4,897	5,333
Shinhan Indo Finance		221,235	178,391	42,844	3,783	2,947
Shinhan Microfinance Co., Ltd.		12,748	14,532	(1,784)	264	(667)
Shinhan Vietnam Finance Co., Ltd.		592,100	445,198	146,902	(2,689)	108
Specified money in trusts		490,000	-	490,000	29,629	29,629

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(d)
Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows:

			2025
Investee		Beginning balance	Acquisition	Impairment loss	Reclassifi -cation(*1)	Ending Balance (*2)
Shinhan Finance LLC	~~W~~	16,599	-	-	-	16,599
Shinhan Indo Finance		35,248	-	-	(23,088)	12,160
Shinhan Microfinance Co., Ltd.		-	-	-	-	-
Shinhan Vietnam Finance Co., Ltd.		177,661	-	-	-	177,661
Shinhan Credit Information Co., Ltd.		20,354	-	-	-	20,354
~~W~~		249,862	-	-	(23,088)	226,774

		2024
Investee		Beginning balance	Acquisition	Impairment loss	Ending Balance (*2)
Shinhan Finance LLC	~~W~~	16,599	-	-	16,599
Shinhan Indo Finance		35,248	-	-	35,248
Shinhan Microfinance Co., Ltd.		-	-	-	-
Shinhan Vietnam Finance Co., Ltd.		170,194	7,467	-	177,661
Shinhan Credit Information Co., Ltd.		20,354	-	-	20,354
	~~W~~	242,395	7,467	-	249,862

(*1) The Company reclassified a portion of its investment in the subsidiary, Shinhan Indo Finance, as assets held for sale.

(*2) Investments in subsidiaries is accounted for using the cost method on the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(e) Details of investments in associates as of December 31, 2025 and 2024 are as follows:

Name of associates	Location	End of period	Ownership
			December 31, 2025	December 31, 2024
Wave Technology	Korea	December	49.00%	49.00%
One Shinhan Connect Fund 1	Korea	December	30.00%	30.00%
One Shinhan Connect Fund 2	Korea	December	25.00%	25.00%
Shinhan Hyper connect venture fund Ι	Korea	December	25.00%	25.00%
Finflow (*)	Korea	December	1.34%	-

(*) Shares were acquired through invested in kind. The Company applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(f) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows:

		2025
Name of associates		Acquisition cost	Beginning balance	Acquisition	Disposal	Reclassifi- cation (*1)	Ending Balance (*2)
Wave Technology	~~W~~	500	500	-	-	-	500
One Shinhan Connect Fund 1		67,729	70,729	600	(3,600)	-	67,729
One Shinhan Connect Fund 2		6,803	6,653	150	-	-	6,803
Shinhan hyper connect venture fund Ι		37,418	24,900	13,500	(983)	-	37,417
Finflow		630	-	-	-	630	630
	~~W~~	113,080	102,782	14,250	(4,583)	630	113,079

(*1) Shares were acquired through invested in kind for intangible assets. A gain of ~~W~~ 93 million from the disposal of assets is included in other non-operating income.

(*2) Investments in associates are measured at acquisition cost.

		2024
Name of associates		Acquisition cost	Beginning balance	Acquisition	Disposal	Ending Balance (*)
Wave Technology	~~W~~	500	500	-	-	500
One Shinhan Connect Fund 1		70,729	70,729	-	-	70,729
One Shinhan Connect Fund 2		6,653	6,653	-	-	6,653
Shinhan hyper connect venture fund Ι		24,900	11,400	13,500	-	24,900
	~~W~~	102,782	89,282	13,500	-	102,782

(*) Investments in associates are measured at acquisition cost.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

19. Investments in Subsidiaries and Others (continued)

(g) Condensed financial statements of associates as of and for the years ended December 31, 2025 and 2024 are as follows:

		2025
Name of associates		Total assets	Total liabilities	Net assets	Profit (loss) for the period	Total comprehensive income (loss)
Wave Technology	~~W~~	534	27	507	(22)	(22)
One Shinhan Connect Fund 1		271,158	13	271,145	36,338	36,338
One Shinhan Connect Fund 2		22,042	3	22,039	5,458	5,458
Shinhan hyper connect venture fund Ι		148,093	-	148,093	2,258	2,258
Finflow		10,280	3,444	6,836	(858)	(858)

		2024
Name of associates		Total assets	Total liabilities	Net assets	Profit (loss) for the year	Total comprehensive income (loss)
Wave Technology	~~W~~	550	2	548	85	85
One Shinhan Connect Fund 1		244,820	13	244,807	(5,374)	(5,374)
One Shinhan Connect Fund 2		15,984	3	15,981	(7,441)	(7,441)
Shinhan hyper connect venture fund Ι		95,767	1	95,766	(2,491)	(2,491)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

20. Investment Properties

(a) Investment properties as of December 31, 2025 and 2024 are as follows:

		2025	2024
Buildings:
Acquisition cost	~~W~~	51,225	51,225
Accumulated depreciation		(6,774)	(5,583)
Ending balance	~~W~~	44,451	45,642

(b) Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Buildings:
Beginning balance	~~W~~	45,642	46,943
Amortization		(1,191)	(1,301)
Ending balance	~~W~~	44,451	45,642

(c) For the years ended December 31, 2025 and 2024, rental revenue from operating leases arising from investment properties amounted to ~~W~~13,337 million and ~~W~~16,466 million, respectively, and management expenses directly related to investment properties (including maintenance costs) were ~~W~~4,817 million and ~~W~~4,670 million, respectively.

(d) As of December 31, 2025 and 2024, the fair value measurements of investment properties are classified within Level 3 in the fair value hierarchy, as they reflect recent market transaction prices under arm’s length conditions and incorporate significant unobservable inputs.

The fair values and key inputs of investment properties as of December 31, 2025 and 2024 are as follows:

		2025	2024	Input variable
Market approach	~~W~~	61,462	61,230	Comparable market transactions

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

21. Other Assets

(a) Other assets as of December 31, 2025 and 2024 are summarized as follows:

		2025	2024
Security deposits paid	~~W~~	68,154	75,362
Present value discount account		(2,264)	(2,789)
Accounts receivable		586,133	447,160
Allowance for credit losses		(16,342)	(12,259)
Accrued income		198,367	339,918
Allowance for credit losses		(13,723)	(15,791)
Advanced payments		145,290	148,262
Prepaid expenses		20,920	63,700
Others (*)		30,071	27,122
	~~W~~	1,016,606	1,070,685

(*) Includes reinsurance asset of ~~W~~4,661 million and ~~W~~2,470 million as of December 31, 2025 and 2024, which are classified in accordance with K-IFRS No. 1117.

(b) Changes in allowance for other assets for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Beginning balance	~~W~~	28,050	27,135
Provision for credit loss allowance		46,464	42,444
Write-offs		(44,449)	(41,529)
Ending balance	~~W~~	30,065	28,050

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

22. Borrowings

Borrowings as of December 31, 2025 and 2024 are as follows:

	Interest rate (%)		2025	Interest rate (%)		2024

Borrowings in won:
Others	1.54~5.22	~~W~~	6,154,100	1.40~5.22	~~W~~	8,630,612
Present value discounts			(42,993)			(116,620)
Borrowings in foreign currency:
Others	1.53~2.83		473,517	1.53~2.79		632,100
Present value discounts			(2,280)			-
		~~W~~	6,582,344		~~W~~	9,146,092

23. Debentures

Debentures as of December 31, 2025 and 2024 are as follows:

	Interest rate (%)		2025	Interest rate (%)		2024
Debentures in won	1.56~6.54	~~W~~	20,345,000	1.38~6.54	~~W~~	18,254,000
Less: discount on issuance			(14,230)			(12,027)
			20,330,770			18,241,973
Debentures in foreign currency	1.38~4.22		2,010,186	1.11~4.22		2,626,104
Less: discount on issuance			(5,420)			(9,377)
			2,004,766			2,616,727
		~~W~~	22,335,536		~~W~~	20,858,700

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

24. Defined Benefit Obligations

The Company operates defined benefit pension plans. The level of benefits provided depends on employees’ length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a) Defined benefit plan assets and liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Present value of defined benefit obligations	~~W~~	297,027	337,898
Fair value of plan assets (*1)		(307,717)	(342,689)
Defined benefit liabilities (assets)(*2)	~~W~~	(10,690)	(4,791)

(*1) The fair value of plan assets as of December 31, 2025 and 2024 includes the existing contribution to National Pension Plan of ~~W~~130 million and ~~W~~244 million, respectively

(*2) There are no liabilities in defined benefit plans and net defined benefit assets are ~~W~~10,690 and ~~W~~4,791 million as of December 31, 2025, and December 31, 2024, respectively.

(b) Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	337,898	(342,689)	(4,791)
Recognized in profit or loss as incurred:
Current service cost		20,616	-	20,616
Past service cost		8,484	-	8,484
Interest expense (income)		13,907	(13,167)	740
		43,007	(13,167)	29,840
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		54	-	54
Financial assumptions		(3,236)	-	(3,236)
Experience adjustments.		2,274	-	2,274
- Return on plan assets		-	3,047	3,047
		(908)	3,047	2,139
Others:
Contributions paid into the plan		-	(45,000)	(45,000)
Benefits paid by the plan		(83,939)	90,092	6,153
Others (*)		969	-	969
		(82,970)	45,092	(37,878)
Ending balance	~~W~~	297,027	(307,717)	(10,690)

(*) Transfer from/to related parties.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

24. Defined Benefit Obligations (continued)

(b) Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024 are as follows: (continued)

		2024
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	318,038	(321,518)	(3,480)
Recognized in profit or loss as incurred:
Current service cost		18,864	-	18,864
Interest expense (income)		14,599	(14,749)	(150)
		33,463	(14,749)	18,714
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		(96)	-	(96)
Financial assumptions		14,046	-	14,046
Experience adjustments.		(125)	-	(125)
- Return on plan assets		-	2,106	2,106
		13,828	2,106	15,934
Others:
Contributions paid into the plan		-	(58,964)	(58,964)
Benefits paid by the plan		(28,064)	50,436	22,372
Others (*)		633	-	633
		(27,431)	(8,528)	(35,959)
Ending balance	~~W~~	337,898	(342,689)	(4,791)

(*) Transfer from/to related parties.

(c) Details of the amounts included in the fair value of plan assets for each category of financial instruments as of

December 31, 2025 and 2024 are as follows:

		2025	2024
Due from banks	~~W~~	307,587	342,445
Others		130	244
Fair value of plan assets	~~W~~	307,717	342,689

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

24. Defined Benefit Obligations (continued)

(d) Key actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate (AA0)	4.35%	4.09%
Future salary growth rate	2.96% + promotion rate	2.88% + promotion rate
Weighted average maturity	6.40 years	7.20 years

(e)
Sensitivity analysis

Effects on the defined benefit obligation that would result from reasonably possible changes in each significant actuarial assumption as of December 31, 2025 are as follows:

		2025
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(16,658)	18,425
Future salary increase rate (1%p movement)		19,120	(17,597)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions

(f) Effects of defined benefit plans on future cash flows

The Company reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ended December 31, 2026 (the next annual reporting period) is ~~W~~ 17,000 million.

The weighted average maturity of the defined benefit obligation as of December 31, 2025 and 2024 are 6.40 years and 7.20 years, respectively. The maturity analysis of undiscounted benefits paid by the plan as of December 31, 2025 and 2024 are as follows:

		2025
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan	~~W~~	14,014	24,783	95,100	166,121	93,940	393,958

		2024
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 years	More than 10 years	Total
Benefits paid by the plan	~~W~~	12,020	28,226	96,019	176,726	101,459	414,450

(g) The amounts recognized as expenses for defined contribution plans are ~~W~~6,284 million and ~~W~~5,312 million for the years ended December 31, 2025 and 2024, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

25. Provisions

(a) Changes of provisions for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Provision for litigation	Provision for unused credit commitments	Provision for restoration	Others	Total
Beginning balance	~~W~~	53	182,724	2,819	35,234	220,830
Provision		(2)	10,991	322	53,199	64,510
Payment		(24)	-	(462)	(40,941)	(41,427)
Others (*)		-	-	18	-	18
Ending balance	~~W~~	27	193,715	2,697	47,492	243,931

(*) The amount represents the increase during the year ended December 31, 2025 resulting from the unwinding of the discount on provisions measured at present value.

		2024
		Provision for litigation	Provision for unused credit commitments	Provision for restoration	Others	Total
Beginning balance	~~W~~	36	202,576	3,572	25,921	232,105
Provision		371	(19,852)	52	47,107	27,678
Payment		(354)	-	(823)	(37,794)	(38,971)
Others (*)		-	-	18	-	18
Ending balance	~~W~~	53	182,724	2,819	35,234	220,830

(*) The amount represents the increase during the year ended December 31, 2024 resulting from the unwinding of the discount on provisions measured at present value.

(b) Unused credit commitments and provision for unused credit commitments as of December 31, 2025 and 2024 are as follows:

		2025	2024
Unused credit commitments	~~W~~	93,605,685	91,240,054
Provision for unused credit commitments		193,715	182,724
Ratio (%)		0.21	0.20

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

25. Provisions (continued)

(c) Changes in provision for unused credit commitments for the years ended December 31, 2025 and 2024 are as follows:

		2025
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	126,019	54,519	2,186	182,724
12 month expected credit losses substitution		36,757	(36,637)	(120)	-
Lifetime expected credit losses substitution		(8,505)	8,558	(53)	-
Credit-impaired financial assets substitution		(685)	(669)	1,354	-
Provision (reversal) (*)		(31,535)	43,095	(569)	10,991
Ending balance	~~W~~	122,051	68,866	2,798	193,715

(*) The amount includes additional provisions for unused credit commitments recognized in response to changes in the future economic outlook. Based on a reassessment of forward-looking probabilities of default reflecting updated forward-looking information as of December 31, 2025, the Company recognized additional provisions for unused credit commitments of ~~W~~11,520 million.

		2024
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	104,517	96,359	1,700	202,576
12 month expected credit losses substitution		61,003	(60,863)	(140)	-
Lifetime expected credit losses substitution		(7,224)	7,246	(22)	-
Credit-impaired financial assets substitution		(651)	(1,369)	2,020	-
Provision (reversal) (*)		(31,626)	13,146	(1,372)	(19,852)
Ending balance	~~W~~	126,019	54,519	2,186	182,724

(*) The amount includes additional provisions for unused credit commitments recognized in response to changes in the future economic outlook. Based on a reassessment of forward-looking probabilities of default reflecting updated forward-looking information as of December 31, 2024, the Company recognized additional provisions for unused credit commitments of ~~W~~13,557 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

26. Other Liabilities

(a) Details of other liabilities as of December 31, 2025 and 2024 are as follows:

		2025	2024
Accounts payable	~~W~~	1,973,390	2,129,825
Accrued expenses		322,552	307,537
Advances from customers		156,881	171,916
Unearned revenue		174,662	186,761
Deposits		500,988	684,030
Security deposits received		732,240	817,100
Present value discount account		(53,519)	(72,191)
Lease liabilities		15,413	16,526
Present value discount on lease liabilities		(340)	(526)
Others (*)		322,364	309,422
	~~W~~	4,144,631	4,550,400

(*) Includes point liabilities of ~~W~~291,807 million and ~~W~~284,394 million recognized in accordance with K-IFRS No. 1115 as of December 31, 2025 and 2024, respectively, and includes insurance liabilities of ~~W~~4,661 and ~~W~~2,471 million recognized in accordance with K-IFRS No. 1117 as of December 31, 2025 and 2024, respectively.

(b) Insurance liabilities

i) Details of insurance liabilities and reinsurance assets as of December 31, 2025 and 2024 are as follows:

		2025
		Insurance contract liabilities	Reinsurance contract assets
Debt waiver and deferral products	~~W~~	4,661	4,661

		Insurance contract liabilities
		Insurance contract liabilities	Reinsurance contract assets
Debt waiver and deferral products	~~W~~	2,471	2,471

ii) The income and expenses related to insurance contracts for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Insurance revenue	~~W~~	25,812	24,718
Insurance service expenses		9,248	6,178

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

27. Equity

(a) Equity as of December 31, 2025 and 2024 are summarized as follows:

	2012	2025	2024
Common stock	~~W~~	626,847	626,847
Hybrid bond		699,822	699,822
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital surplus		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		1,893	1,895
Accumulated other comprehensive loss
Unrealized gain on valuation of financial assets at FVOCI		4,978	10,075
Effective portion of valuation gain on cash flow hedges		10,393	(39,972)
Remeasurements of the net defined benefit obligations		(61,260)	(60,616)
		(45,889)	(90,513)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 28) (*)		902,308	863,885
Voluntary reserve		12,216	12,216
Unappropriated retained earnings (*)		4,958,242	4,873,970
		6,186,190	6,063,495
	~~W~~	8,329,455	8,162,138

(*) Of the unappropriated retained earnings for the year ended December 31, 2025, ~~W~~32,811 million is expected to be appropriated to the reserve for credit losses, and ~~W~~38,423 million of the unappropriated retained earnings for the year ended December 31, 2024 was appropriated to the reserve for credit losses.

(b) Capital and capital surplus

As of December 31, 2025 and 2024, par value of common stock is ~~W~~5,000, the total number of authorized shares is 2,000,000,000 and total number of issued shares is 125,369,403.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

27. Equity (continued)

(c) Hybrid bonds

Hybrid bonds classified as equity as of December 31, 2025 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)	December 31, 2025
March 17, 2022	KRW	March 17, 2052	4.01	399,901
February 14, 2023	KRW	February 14, 2053	5.28	299,921
				699,822

The hybrid bonds above can be repaid early after 5 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition.

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Items that are or may be reclassified subsequently to profit or loss		Items that will never be reclassified subsequently to profit or loss		Total
		Unrealized net changes in fair value of financial assets at FVOCI	Unrealized net changes in fair value of cash flow hedges	Remeasurements of the defined benefit plan	Unrealized net changes in fair value of financial assets at FVOCI
Beginning balance	~~W~~	(2,560)	(39,972)	(60,616)	12,635	(90,513)
Gains (Losses) for the current period:		(4,807)	-	-	(2,015)	(6,822)
Change due to fair value measurement, etc.		(4,807)	-	-	(2,015)	(6,822)
Reclassification of gains included in profit:		-	31,648	-	-	31,648
Reclassification to the initial book value of the hedged item		-	31,648	-	-	31,648
Effect of hedge accounting		-	36,997	-	-	36,997
Remeasurements of defined benefit plans		-	-	(2,139)	-	(2,139)
Income tax effects		1,361	(18,280)	1,495	365	(15,059)
Ending balance	~~W~~	(6,006)	10,393	(61,260)	10,985	(45,888)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

27. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows (continued):

		2024
		Items that are or may be reclassified subsequently to profit or loss		Items that will never be reclassified subsequently to profit or loss		Total
		Unrealized net changes in fair value of financial assets at FVOCI	Unrealized net changes in fair value of cash flow hedges	Remeasurements of the defined benefit plan	Unrealized net changes in fair value of financial assets at FVOCI
Beginning balance	~~W~~	(7,029)	(31,164)	(48,888)	26,923	(60,158)
Gains (Losses) for the current period:		6,073	-	-	(17,913)	(11,840)
Change due to fair value measurement, etc.		6,073	-	-	(17,913)	(11,840)
Reclassification of gains included in profit:		-	(321,586)	-	-	(321,586)
Reclassification to the initial book value of the hedged item		-	(321,586)	-	-	(321,586)
Effect of hedge accounting		-	309,618	-	-	309,618
Remeasurements of defined benefit plans		-	-	(15,934)	-	(15,934)
Reclassification to retained earnings		-	-	-	(1,500)	(1,500)
Income tax effects		(1,604)	3,160	4,206	5,125	10,887
Ending balance	~~W~~	(2,560)	(39,972)	(60,616)	12,635	(90,513)

(e) Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won, except per share data)

27. Equity (continued)

(f) Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to K-IFRS at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2025 and 2024 are as follows:

		2025	2024

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		2,000	2,000
	~~W~~	12,216	12,216

(g) Statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 based on separate financial statements of the Company are as follows:

		2025	2024
Expected/actual date of appropriation:		2026-03-25	2025-03-25
Unappropriated retained earnings
Balance at the beginning of year	~~W~~	4,549,454	4,342,179
Transfer from other comprehensive income as a result of the disposal of equity securities at FVOCI		-	1,500
Dividend on hybrid bond		(31,884)	(31,891)
Profit for the year		440,672	562,182
		4,958,242	4,873,970

Balance at the end of year before appropriation		4,958,242	4,873,970

Appropriation of retained earnings
Transfer to reserve for credit losses		32,811	38,423
Cash dividends		238,453	286,093
Dividends per share (dividend as a percentage of par value): ~~W~~1,902 (54.11%) for 2025 ~~W~~2,282 (50.89%) for 2024
		271,264	324,516
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,686,978	4,549,454

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won, except per share data)

28. Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between allowance for credit losses recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business Article 11 in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2025 and 2024 are summarized as follows:

		2025	2024
Accumulated provision for credit losses	~~W~~	902,308	863,885
Reserve for credit losses, scheduled		32,811	38,423
- Changes in 2025 and 2024		32,811	38,423
Ending balance of provision for credit losses	~~W~~	935,119	902,308

(b) Details of profit for the year after adjusting for reserve of credit losses scheduled and provision for credit losses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Profit for the year	~~W~~	440,672	562,181
Reserve for credit losses, scheduled		(32,811)	(38,423)
Profit for the year attributable to owner of the Company after adjusting for reserve for credit losses	~~W~~	407,861	523,758
Earnings per share after adjusting credit losses (in won) (*)	~~W~~	2,999	3,923

(*) Dividend on hybrid bonds is excluded.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

29. Operating Revenue and Contract Liabilities

(a) Details of operating revenues for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Revenue from contracts with customers
Fee and commission income	~~W~~	1,214,993	1,334,673
Revenue from others
Interest income		2,836,003	2,772,751
Fee and commission income
Loans		1,854	3,575
Installment loans		8,114	10,297
Leases		648,782	649,965
Other		48,962	44,066
Dividend income		553	315
Net income on financial assets at FVTPL		34,649	55,832
Gains on derivatives instruments		35,646	328,023
Gains on foreign currency transactions		153,004	87,130
Other operating income		521,886	422,100
	~~W~~	5,504,446	5,708,727

(b) Classification of revenue from contracts with customers for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	968,792	1,045,602
Insurance agency fee		100,803	93,477
Others		145,398	195,594
		1,214,993	1,334,673
Timing of revenue recognition
Transferred at a point in time		952,170	1,083,051
Transferred over time		262,823	251,622
	~~W~~	1,214,993	1,334,673

(c) The contract liabilities recognized by the Company in relation to revenue from contracts with customers are as follows:

		2025	2024
Point liabilities (*)	~~W~~	291,807	284,394
Unearned revenue of annual fee		118,212	110,497
	~~W~~	410,019	394,891

(*) Recognized as other liabilities in the separate financial statements of financial position.

(d) Of the revenue recognized during the years ended December 31, 2025 and 2024, ~~W~~110,497 million and ~~W~~108,437 million that related to the contract liabilities carried forward from the prior period, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won, except per share data)

30. Earnings per Share

Earnings per share for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won, except shares outstanding and earnings per share)

		2025	2024
Profit for the period	~~W~~	440,672	562,181
Dividend on hybrid bonds		(31,884)	(31,891)
Profit for the year attributable to common stocks		408,788	530,290
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	3,261	4,230

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2025 and 2024.

31. Share-Based Payment

Share-based payment as of December 31, 2025 is summarized as follows:

(a)
Performance-based share-based payment

(i) Details of performance-based share-based payment as of December 31, 2025 are as follows:

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021	Granted in 2022	Granted in 2023	Granted in 2024	Granted in 2025

Type	Equity-settled type (*)	Equity-settled type (*)	Equity-settled type (*)	Equity-settled type (*)	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type	Cash-settled type
Vesting period	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Performance condition	Relative share price performance (20.0%) and achievement of management performance indicators over four years (80.0%)

Estimated number of shares granted	67,660	68,377	60,378	84,357	74,921	95,359	93,877	94,682	85,495	68,015
Number of shares granted	51,560	62,011	58,878	81,771	74,921	95,359	-	-	-	-
Remaining number of shares granted	16,100	6,366	1,500	2,586	-	-	93,877	94,682	85,495	68,015

(*) Shares of Shinhan Financial Group are granted, and, in accordance with the settlement arrangement, the amount payable by the Company to Shinhan Financial Group is recognized as a liability. Any difference between this amount and the compensation expense recognized under equity-settled share-based payment arrangements is recognized in equity.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won, except per share data)

31. Share-Based Payment (continued)

(a)
Performance-based share-based payment (continued)

(ii) Granted shares and the fair value at the grant date are as follows:

Grant date	Grant shares		Fair value (in won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2016	74,200	~~W~~ 	39,000	50,300	34,200	16,100
February 4, 2016	15,400		38,150	13,204	13,204	-
June 3, 2016	5,200		38,800	2,901	2,901	-
August 1, 2016	1,900		40,650	742	742	-
October 31, 2016	3,100		43,850	513	513	-
January 1, 2017	70,200		45,300	59,879	53,513	6,366
March 7, 2017	10,600		46,950	8,498	8,498	-
January 1, 2018	59,900		49,400	60,378	58,878	1,500
January 1, 2019	84,266		39,400	84,357	81,771	2,586
January 1, 2020	80,216		32,050	74,921	74,921	-
January 1, 2021	109,986		36,800	95,359	95,359	-
January 1, 2022	110,355		35,200	93,877	-	93,877
January 1, 2023	109,001		40,150	94,682	-	94,682
January 1, 2024	88,321		47,650	85,495	-	85,495
January 1, 2025	67,930		76,900	68,015	-	68,015
	890,575	 		793,121	424,500	368,621

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b) Share-based compensation expense for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Performance-based share-based payment	~~W~~	13,156	6,198

(c) Details of accrued expenses and the intrinsic value as of December 31, 2025 are as follows:

As of December 31, 2025, total carrying amount of liabilities recognized in relation to share-based payment transactions and total intrinsic value of liabilities recognized in respect of rights that have vested by the end of the reporting period are as follows:

		Accrued expenses	Intrinsic values (*1)
Performance-based share-based payment (*2)	~~W~~	27,354	27,354

(*1) The fair value of performance-based share-based payment is considered as intrinsic value.

(*2) In accordance with the settlement arrangement, the amount payable to Shinhan Financial Group is measured based on the closing market price as of the reporting date and recognized as a liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

32. Net Interest Income

Details of net interest income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Interest income
Cash and due from banks	~~W~~	3,603	4,262
Credit card receivables		2,309,702	2,230,100
Loans		234,139	258,222
Installment loans		170,041	170,012
Financing leases (*)		106,692	96,981
Others		11,826	13,174
		2,836,003	2,772,751

Interest expenses
Borrowings		(261,237)	(288,849)
Debentures		(743,226)	(672,916)
Lease liabilities (*)		(535)	(725)
Others		(26,338)	(26,094)
		(1,031,336)	(988,584)
Net interest income	~~W~~	1,804,667	1,784,167

(*) It includes finance income and costs in financial lease receivables and lease liabilities in accordance with K-IFRS No. 1116.

Interest income on impaired financial assets for the years ended December 31, 2025 and 2024 are ~~W~~14,793 million and ~~W~~14,209 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

33. Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Fee and commission income
Credit card receivables	~~W~~	1,214,993	1,334,673
Loans		1,854	3,575
Installment loans		8,114	10,297
Leases		648,782	649,965
Others (*)		48,962	44,065
		1,922,705	2,042,575

Fee and commission expense
Credit card receivables		(1,237,106)	(1,172,305)
Installment loans		(24,274)	(22,584)
Leases		(1,040)	(1,776)
Others (*)		(109,370)	(110,967)
		(1,371,790)	(1,307,632)
Net fee and commission income	~~W~~	550,915	734,943

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (debt waiver and deferral service) given to credit card members. For the years ended December 31, 2025 and 2024, the amount of income related to debt waiver and deferral service are ~~W~~23,623 million and ~~W~~25,441 million, respectively, and the amount of expense are ~~W~~7,293 million and ~~W~~7,099 million, respectively.

34. Dividend Income

Details of dividend income for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024

Financial assets at FVTPL in Korean Won	~~W~~	60	75
Financial assets at FVOCI in Korean Won		493	240
	~~W~~	553	315

35. Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Changes in credit card receivables at amortized cost and other	~~W~~	(812,228)	(831,656)
Other assets		(44,128)	(40,362)
Allowance for unused loan commitments		(10,991)	19,852
Financial instruments at FVOCI		188	(153)
	~~W~~	(867,159)	(852,319)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

36. General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Relate to employees
Salaries and wages	~~W~~	207,156	206,257
Bonus		51,781	57,157
Incentive of results		71	22,423
Share-based compensation expense		13,156	6,198
Employee benefits		126,033	102,257
Travel		5,010	5,875
Defined benefit		29,840	18,713
Defined contribution		6,284	5,312
Honorary retirement allowance		39,699	22,581
		479,030	446,773
Depreciation and amortization
Depreciation		49,705	49,113
Amortization		26,826	25,322
		76,531	74,435
Other general administrative expenses
Communication		28,991	33,114
Utility		20,839	20,031
Vehicle maintenance		2,769	3,009
Supplies		5,782	6,417
Rent		314	423
Insurance		38,380	41,390
Repairs		63	97
Entertainment		1,936	1,862
Advertising		24,178	31,184
Sales promotion		29,324	26,225
Training		1,942	3,076
Publication		526	525
Freight		764	653
Provision for asset retirement obligation		18	18
Taxes and dues		66,565	63,594
		222,391	231,618
	~~W~~	777,952	752,826

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

37. Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

Other operating income		2025	2024
Gains on recovery of bad debt (*)	~~W~~	8,483	8,746
Others		513,402	413,353
		521,885	422,099
Other operating expenses
Depreciation of lease assets		(445,237)	(465,876)
Others		(293,425)	(230,013)
		(738,662)	(695,889)
	~~W~~	(216,777)	(273,790)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38. Non-operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

Non-operating income		2025	2024
Gain on donation of assets	~~W~~	1,666	-
Gains on disposal of property and equipment		663	419
Decrease in provision for litigation		2	-
Miscellaneous income		7,301	4,688
Others		15,094	18,261
		24,726	23,368
Non-operating expenses
Donations		(23,733)	(8,928)
Increase in provision for litigation		-	(369)
Losses on disposal of property and equipment		(202)	(216)
Impairment loss on intangible assets, and property and equipment		(68)	-
Miscellaneous losses		(1,181)	(255)
Others		(2,395)	(1,629)
		(27,579)	(11,397)
	~~W~~	(2,853)	11,971

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

39. Income Taxes

(a) The components of income tax expense for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Current income taxes payable	~~W~~	151,861	172,864
Adjustments to the income tax expense for prior period		(1,170)	21,145
Changes in deferred tax due to changes in temporary differences (*)		(10,442)	(4,298)
Income tax expense (benefit) relating to items recognized outside profit or loss		(15,062)	10,888
Others (e.g., tax effects of the consolidated tax return)		1,821	(14,301)
Income tax expense	~~W~~	127,008	186,298

(*) The Company applies the temporary exception to the recognition of deferred tax under K-IFRS No. 1012 and, accordingly, does not recognize deferred tax assets and liabilities related to the Global Anti-Base Erosion (GloBE) rules.

(b) The relationship between income tax expense and profit before income taxes for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Profit before income taxes (A)	~~W~~	567,680	748,480
Income taxes at applicable tax rate		149,868	197,599
Adjustments:
Non-taxable income		7,677	(8,434)
Non-deductible expense		(622)	1,026
Tax deductions		(1,318)	(1,484)
Consolidated tax return effect and others		(28,597)	(2,409)
Income tax expense (B)	~~W~~	127,008	186,298
Effective tax rate (B/A)		22.37%	24.89%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

39. Income Taxes (continued)

(c) Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	76	3	-	79
Financial assets at FVOCI		(1,681)	1,924	-	243
Valuation on financial assets at FVOCI		(3,614)	-	1,726	(1,888)
Valuation on property and equipment, depreciation and others		(2,893)	(104)	-	(2,997)
Deferred loan origination costs		(13,703)	1,689	-	(12,014)
Derivative assets		14,338	-	(18,280)	(3,942)
Accrued expenses		17,594	2,350	-	19,944
Defined benefit liabilities		77,393	3,715	210	81,318
Plan assets		(73,739)	(12,131)	1,284	(84,586)
Other provisions		137,637	17,906	-	155,543
Others		(31,362)	10,150	-	(21,212)
	~~W~~	120,046	25,502	(15,060)	130,488

		2024
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	76	-	-	76
Financial assets at FVOCI		(1,011)	(670)	-	(1,681)
Valuation on financial assets at FVOCI		(7,136)	-	3,522	(3,614)
Valuation on property and equipment, depreciation and others		(2,814)	(79)	-	(2,893)
Deferred loan origination costs		(13,467)	(236)	-	(13,703)
Derivative assets		11,178	-	3,160	14,338
Accrued expenses		18,928	(1,334)	-	17,594
Defined benefit liabilities		83,902	(10,160)	3,651	77,393
Plan assets		(82,898)	8,603	556	(73,739)
Other provisions		142,279	(4,642)	-	137,637
Others		(33,290)	1,928	-	(31,362)
	~~W~~	115,747	(6,590)	10,889	120,046

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

39. Income Taxes (continued)

(d) Deferred income taxes relating to items recognized outside profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		2025
		December 31, 2025		January 1, 2025		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	4,978	(1,888)	10,075	(3,613)	1,725
Effective portion of valuation gain or loss on cash flow hedges		10,393	(3,942)	(39,972)	14,338	(18,280)
Remeasurements of defined benefit obligations		(61,260)	23,237	(60,615)	21,743	1,494
	~~W~~	(45,889)	17,407	(90,512)	32,468	(15,061)

		2024
		December 31, 2024		January 1, 2024		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	10,075	(3,613)	19,893	(7,136)	3,523
Effective portion of valuation gain or loss on cash flow hedges		(39,972)	14,338	(31,164)	11,178	3,160
Remeasurements of defined benefit obligations		(60,615)	21,743	(48,887)	17,536	4,207
	~~W~~	(90,512)	32,468	(60,158)	21,578	10,890

(e) The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Company has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2025 and 2024 are as follows:

		2025	2024
Deferred tax assets	~~W~~	258,542	248,169
Deferred tax liabilities		(128,053)	(128,123)
	~~W~~	130,489	120,046

(f) Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g) As of December 31, 2025 and 2024 current tax liabilities are ~~W~~79,770 million and ~~W~~71,066 million, respectively. For consolidated tax return, the amount is paid to the taxation authorities through the parent company of the Company.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

39. Income Taxes (continued)

(h) Following the enactment of legislation related to the Global Anti-Base Erosion (GloBE) Rules, the Group is obligated to pay a top-up tax equal to the difference between the effective tax rate and the minimum rate of 15% in each jurisdiction in which its constituent entities are located, to the extent that the jurisdictional effective tax rate falls below 15%. The Group has assessed the impact of the GloBE rules in accordance with the relevant legislation and has determined that no significant amount of top-up tax is expected to arise, as most constituent entities meet the transitional safe harbor requirements or have effective tax rates exceeding 15%.

Income tax expense related to the GloBE rules is subject to estimation uncertainty due to potential variability arising from various factors, including tax incentives received by permanent establishments and adjustments to accounting net profit or loss required under the legislation for the calculation of GloBE income in subsequent periods. In addition, the Group applies the temporary exception to the recognition and disclosure of deferred tax assets and liabilities under K-IFRS 1012, and therefore does not recognize deferred tax assets or liabilities related to the GloBE rules, nor does it disclose information related thereto.

40. Statements of Cash Flows

(a) Details of cash and cash equivalents as of December 31, 2025 and 2024 are summarized as follows:

		2025	2024
Cash	~~W~~	-	2
Available deposits from banks
Demand deposits		323,460	564,961
Checking accounts		181	394
Foreign currency deposits		12	14
Cash and cash equivalents	~~W~~	323,653	565,371

(b) The Company presents the cash inflows and outflows of bank overdrafts and repurchase agreements (RP) as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c) Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2025 and 2024 are as follows:

		2025	2024
Cash and due from banks in the statements of financial position	~~W~~	323,689	765,406
Adjustment:
Restricted due from banks		(36)	(36)
Time deposits · Installment savings (*)		-	(199,999)
Cash and cash equivalents in the statements of cash flows	~~W~~	323,653	565,371

(*) It doesn’t meet the definition of cash in K-IFRS No. 1007, 'Statements of Cash Flows'.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

40. Statements of Cash Flows (continued)

(d) The separate statements of cash flows is prepared by using indirect method. Significant transactions without cash inflows and outflows for the years ended December 31, 2025 and 2024

		2025	2024
Transaction related right-of-use assets	~~W~~	14,025	25,222
Valuation of financial assets at FVOCI		(6,822)	(11,840)
Valuation of derivatives for hedge accounting		68,645	(11,968)

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

		2025
		Balance at January 1, 2025	Changes from cash flows	Changes in foreign currency exchange rate	Interest expenses (amortization)	Changes in fair value	Others	Balance at December 31, 2025
Assets
Net derivative assets	~~W~~	460,365	(210,554)	-	-	33,023	-	282,834
Liabilities
Borrowings	~~W~~	(9,146,092)	2,657,182	(18,277)	(5,821)	-	(69,336)	(6,582,344)
Debentures		(20,858,700)	(1,518,453)	48,068	(6,451)	-	-	(22,335,536)
Lease liabilities (*)		(15,999)	11,103	-	(535)	-	(9,641)	(15,072)
	~~W~~	(30,020,791)	1,149,832	29,791	(12,807)	-	(78,977)	(28,932,952)

(*) The amount of change in cash flow includes ~~W~~519 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

		2024
		Balance at January 1, 2024	Changes from cash flows	Changes in foreign currency exchange rate	Interest expenses (amortization)	Changes in fair value	Others	Balance at December 31, 2024
Assets
Net derivative assets	~~W~~	147,461	(1,964)	-	-	308,768	-	454,265
Liabilities
Borrowings	~~W~~	(9,739,749)	801,393	(77,658)	(2,546)	-	(127,532)	(9,146,092)
Debentures		(19,282,428)	(1,307,527)	(262,161)	(6,584)	-		(20,858,700)
Lease liabilities (*)		(13,265)	10,859		(725)	-	(12,868)	(15,999)
	~~W~~	(29,035,442)	(495,275)	(339,819)	(9,855)	-	(140,400)	(30,020,791)

(*) The amount of change in cash flow includes ~~W~~662 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

41. Contingent Liabilities and Commitments

(a) Contingent liabilities

The Company has 42 pending lawsuits as a defendant including collection of overdue credit card receivables as of December 31, 2025 for a total claim amount of ~~W~~11,131 million.

A legal provision of ~~W~~27 million is recognized in the accompanying financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions. However, the result of such lawsuits cannot be predicted. Management believes that the result of the lawsuits would not have significant impact on the separate financial statements.

(b) ABS (Asset-Backed Securities) commitments

In trust-type asset securitizations, trust company can demand the Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets is provided as collateral for asset-backed securities. As of December 31, 2025, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets. Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the trust company recorded as asset securitization income.

(c) Other commitments

i) The Company has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Company is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Company has accumulated ~~W~~2 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2025, the Company has limit loan commitments amounting to ~~W~~809.8 billion with banks including Hana bank and SC bank. In addition, the Company has entered into loan overdraft agreements (including daily check) amounting to ~~W~~1,325 billion with banks including Shinhan bank and KB Kookmin bank.

iv) As of December 31, 2025 and 2024, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~93,605,685 million, and ~~W~~91,240,054 million, respectively. As of December 31, 2025 and 2024, the balance of the Borrowing guarantee we provided to the subsidiary are ~~W~~947,103 million and ~~W~~809,772 million. As of December 31, 2025 and 2024, the securities purchase agreement signed by the Company are ~~W~~79,620 million and ~~W~~77,945 million, respectively.

(d) Other matters

With respect to the leakage of personal information of merchant representatives that occurred between March 2022 and May 2025, investigations by the regulatory authorities are currently in progress, and the results cannot be predicted at this time.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

42. Transfer of Financial Instruments

The Company has transferred financial instruments including credit card receivables to Trust company pursuant to Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of transferred assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card receivables in accordance with Asset-Backed Securitization Act as of December 31, 2025 and 2024 are summarized as follows:

	Transfer date		2025	2024
Shinhan Card 2024-1	2024.03.28		-	1,413,549
Shinhan Card 2024-2	2024.08.27		-	946,661
Shinhan Card 2025-1	2025.09.24		940,266	-
		~~W~~	940,266	2,360,210

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2025 and 2024 are summarized as follows:

		2025	2024
Credit card receivables measured at amortized cost and others	~~W~~	4,780,347	5,208,541
Borrowings		2,901,900	3,308,712

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

43. Related Parties and Related Parties Transactions

(a) As of December 31, 2025, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Credit Information Co., Ltd.	Subsidiaries
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Vietnam Finance Co., Ltd.	Subsidiaries
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Shinhan Card 2025-1 Asset Securitisation Specialty Co., Ltd.	Subsidiaries
Wave Technology	Associates
One Shinhan Connect New Technology Investment Association 1	Associates
One Shinhan Connect New Technology Investment Association 2	Associates
Shinhan Hyper Connect Investment Association No. 1	Associates
Finflow	Associates
Shinhan Bank	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Securities Co., Ltd.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank Co., Ltd.	Other related parties
Shinhan Fund Partners	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
Shinhan EZ General Insurance Co., Ltd.	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Shinhan Asset Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co., Ltd.	Other related parties
Goduck Gangil10 PFV Co., Ltd.	Other related parties
KOREA FINANCE SECURITY CO., LTD	Other related parties
ICSF (The Korea’s Information Center for Savings & Finance)	Other related parties
Techfin ratings Co., Ltd. (*)	Other related parties
iPIXEL Co., Ltd.	Other related parties
One Shinhan Futures New Technology Investment Association 1	Other related parties
One Shinhan Futures New Technology Investment Association 2	Other related parties
One Shinhan Futures New Technology Investment Association 3	Other related parties
Shinhan global flagship venture fund 1	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3	Other related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(a) As of December 31, 2024, related parties of the Company are summarized as follows: (continued)

Name of company	Control relationship
Korea Credit Bureau	Other related parties
Kiram Ho Chi Minh Office General Private Placement Real Estate Investment Trust (USD)	Other related parties
Shinhan hyper future’s venture fund 1	Other related parties
Shinhan hyper future’s venture fund Ⅱ	Other related parties
SH Rebalancing Private Real Estate Investment Trust No.1	Other related parties
Shinhan Credit Recovery NPL Mixed Asset Investment Fund 2	Other related parties
Shinhan Credit Solution Mixed Asset Investment Fund 1	Other related parties

(*) During the year ended December 31, 2024, Douzon TECHFIN Co., Ltd. has changed its name to Techfin ratings Co., Ltd.

(b) Significant transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

Related party / Account		2025	2024
Shinhan Financial Group Co., Ltd.
Interest expense	~~W~~	35,498	52,528
Fees and commission income		61	60
Fees and commission expense		13,340	13,340
Shinhan Finance LLC
Fees and commission income		862	310
Shinhan Microfinance Co., Ltd.
Other operating expenses		81	106
Shinhan Indo Finance
Fees and commission income		92	125
Other operating expenses		107	87
Shinhan Vietnam Finance Co., Ltd.
Interest income		2,551	4,255
Fees and commission income		228	333
Provision for (reversal of) credit loss allowance		(66)	1
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.
Interest expense		-	2,805
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.
Interest expense		4,902	6,304
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.
Interest expense		11,622	14,945
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.
Interest expense		18,357	18,167
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.
Interest expense		16,041	16,797
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.
Interest expense		13,226	13,255
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.
Interest expense		31,496	23,614
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.
Interest expense		17,506	5,654
Shinhan Card 2025-1 Asset Securitisation Specialty Co., Ltd.
Interest expense		4,006	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(b) Significant transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party / Account		2025	2024
Shinhan Bank (*1)
Interest income	~~W~~	1,783	3,024
Interest expense		2,474	2,903
Fees and commission income		1,849	1,009
Fees and commission expense		178,496	166,838
Other general and administrative expense		5,053	3,635
Gain on derivatives		9,374	101,885
Loss on derivatives		13,116	-
Reversal of credit loss allowance		-	(2)
Shinhan Credit Information Co., Ltd.
Interest income		1	5
Fees and commission income		111	59
Fees and commission expense		25,614	26,068
Other non-operating income		78	225
Other operating income		1	1
Shinhan Life Insurance Co., Ltd.
Interest income		234	1,389
Fees and commission income		14,051	15,218
Fees and commission expense		5,189	4,868
Interest expense		-	379
Other general and administrative expense		1	13
Provision for (reversal of) credit loss allowance		(1)	2
Shinhan DS Co., Ltd. (*2)
Other non-operating income		2	2
Fees and commission expense		65,475	62,650
Other general and administrative expense		41	61
Reversal of credit loss allowance		(11)	(6)
Shinhan Securities Co., Ltd. (*1)
Interest income		130	279
Interest expense		-	10
Fees and commission income		111	202
Fees and commission expense		142	166
Other general and administrative expense		17	20
Reversal of credit loss allowance		-	(1)
Jeju Bank
Fees and commission income		-	1
Fees and commission expense		3	4
Shinhan Savings Bank Co., Ltd.
Other non-operating income		3	2
Fees and commission income		422	740
Fees and commission expense		2	4
Reversal of credit loss allowance		-	(1)
SHC Management Co., Ltd.
Other non-operating income		55	55
Shinhan Asset Management Co., Ltd.
Other non-operating income		4	28
Interest income		-	3
Fees and commission expense		5	8

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(b) Significant transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party / Account		2025	2024
Shinhan Asset Trust Co., Ltd.
Provision for credit loss	~~W~~	1	-
Shinhan AI Co., Ltd.
Fees and commission income		-	1
Shinhan Venture Investment Co., Ltd.
Fees and commission expense		72	84
Provision for credit loss		1	-
Shinhan EZ General Insurance Co., Ltd.
Fees and commission income		558	160
Other general and administrative expense		91	40
BNP Paribas Cardif Life Insurance
Fees and commission income		25	37
Goduck Gangil10 PFV Co., Ltd.
Interest income		-	25
Reversal of credit loss allowance		-	(12)
EDNCENTRAL Co., Ltd. (*3)
Interest income		391	500
Fees and commission income		18	-
Provision for credit loss		3	74
Korea Credit Bureau
Fees and commission income		3,790	1,742
Fees and commission expense		5,060	4,830
Other general and administrative expense		991	26
Reversal of credit loss allowance		(1)	-
iPIXEL Co., Ltd.
Reversal of credit loss allowance		(1)	-
Techfin ratings Co., Ltd.
Reversal of credit loss allowance		(8)	-
Wave Technology
Fees and commission expense		300	300
KOREA FINANCE SECURITY CO., LTD
Other general and administrative expense		145	145
Finflow (*4)
Other non-operating income		93	-

(*1) For the years ended December 31, 2025 and 2024, the Company recognized the right-of-use assets amounting to ~~W~~392 million and ~~W~~8,015 million, and lease liabilities amounting to ~~W~~252 million and ~~W~~7,564 million, respectively, according to the lease contract with the other related parties. In relation to this, the Company recognized interest expense amounting to ~~W~~41 million and ~~W~~142 million, respectively.

(*2) As of December 31, 2025 and 2024, the Company acquired a tangible asset amounting to ~~W~~101 million and ~~W~~24 million, and an intangible asset from other related parties amounting to ~~W~~2,885 million and ~~W~~9,352 million.

(*3) During the year ended December 31, 2025, EDNCENTRAL Co., Ltd. was excluded from related parties as the Group lost significant influence as a result of disposals, liquidation, or similar events. The amounts represent transactions up to the date on which the investee ceased to be a related party.

(*4) During the year ended December 31, 2025, the Company acquired shares in Finflow through a contribution in kind, and accordingly, Finflow was included as a related party as of December 31, 2025. The related disposal gain of W93 million arising from the contribution in kind is included in other non-operating income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows:

Related party / Account		2025	2024
Shinhan Financial Group Co., Ltd.
Credit card receivables	~~W~~	526	531
Consolidated tax accounts		34	4
Shinhan Vietnam Finance Co., Ltd.
Loan receivables		43,047	161,700
Accrued income		1,756	1,646
Allowance for credit losses		(24)	(89)
Shinhan Microfinance Co., Ltd.
Prepaid expenses		9,811	-
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		68	4,685
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		179	7,037
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		38,388	7,820
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		59,148	13,127
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		6,193	6,407
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		10,570	11,271
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		7,145	7,508
Shinhan Card 2025-1 Asset Securitisation Specialty Co., Ltd.
Accounts receivable		6,813	-
Shinhan Bank
Cash and due from banks		28,384	231,500
Credit card receivables		8,820	9,252
Allowance for credit losses		(3)	(3)
Accounts receivable		-	(11)
Accrued income		-	2,286
Security deposits paid		11,730	12,089
Derivative assets		59,368	153,611
Shinhan Securities Co., Ltd.
Cash and due from banks		433	1,279
Credit card receivables		2,188	2,272
Allowance for credit losses		(1)	(1)
Security deposits paid		-	300
Shinhan Life Insurance Co., Ltd.
Credit card receivables		1,875	1,884
Allowance for credit losses		(2)	(4)
Plan assets		-	8,409
Shinhan Capital Co., Ltd.
Credit card receivables		291	249
Shinhan DS Co., Ltd.
Credit card receivables		3,977	4,068
Allowance for credit losses		(12)	(23)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows: (continued)

Related party / Account		2025	2024
Jeju Bank
Cash and due from banks	~~W~~	2,394	1,687
Shinhan Asset Management Co., Ltd.
Credit card receivables		479	375
Shinhan REITs Management Co., Ltd.
Credit card receivables		62	67
Shinhan Savings Bank Co., Ltd.
Credit card receivables		119	114
Allowance for credit losses		(1)	(1)
Shinhan Credit Information Co., Ltd.
Credit card receivables		106	147
Finance lease assets		-	69
Shinhan Fund Partners
Credit card receivables		245	164
Shinhan Asset Trust Co., Ltd.
Credit card receivables		274	229
Allowance for credit losses		(1)	-
Shinhan Venture Investment Co., Ltd.
Credit card receivables		92	84
Allowance for credit losses		(1)	-
Shinhan EZ General Insurance Co., Ltd.
Credit card receivables		73	65
Allowance for credit losses		(1)	(1)
BNP Paribas Cardif Life Insurance
Credit card receivables		190	154
Allowance for credit losses		(1)	(1)
EDNCENTRAL Co., Ltd. (*)
Loan receivables		-	13,100
Allowance for credit losses		-	(74)
Korea Credit Bureau
Credit card receivables		907	616
Allowance for credit losses		-	(1)
KOREA FINANCE SECURITY CO., LTD
Credit card receivables		7	6
Incorporated association Finance Saving Information Center
Credit card receivables		1	2
Techfin ratings Co., Ltd.
Credit card receivables		28	13
Allowance for credit losses		-	(2)
iPIXEL Co., Ltd.
Credit card receivables		10	14
Allowance for credit losses		-	(1)
Total accounts receivable	~~W~~	305,684	665,629

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows: (continued)

Related party / Account		2025	2024
Shinhan Financial Group Co., Ltd.
Borrowings	~~W~~	1,383,047	1,852,100
Current tax liabilities		79,770	71,066
Accrued expenses		32,358	30,713
Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.
Borrowings		-	399,936
Accrued expenses		-	85
Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.
Borrowings		-	399,913
Accrued expenses		-	203
Shinhan Card 2022-2 Asset Securitisation Specialty Co., Ltd.
Borrowings		521,333	520,635
Accrued expenses		145	242
Shinhan Card 2022-3 Asset Securitisation Specialty Co., Ltd.
Borrowings		163,348	326,307
Accrued expenses		67	225
Shinhan Card 2023-1 Asset Securitisation Specialty Co., Ltd.
Borrowings		319,149	319,054
Accrued expenses		108	180
Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.
Borrowings		801,261	799,964
Accrued expenses		248	414
Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.
Borrowings		543,955	542,902
Accrued expenses		135	225
Shinhan Card 2025-1 Asset Securitisation Specialty Co., Ltd.
Borrowings		552,854	-
Accrued expenses		122	-
Shinhan Bank
Derivative liabilities		878	4,927
Borrowings		92,200	81,700
Provision for restoration		57	550
Accounts payable		736	198
Accrued expenses		834	839
Lease liabilities		252	7,151
Allowance for unused credit commitments		6	6
Shinhan Securities Co., Ltd.
Lease liabilities		-	12
Allowance for unused credit commitments		1	1
Shinhan Life Insurance Co., Ltd.
Accounts payable		583	665
Accrued expenses		5,635	5,767
Allowance for unused credit commitments		4	3

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(c) Significant balances with the related parties as of December 31, 2025 and 2024 are summarized as follows: (continued)

Related party / Account		2025	2024
Shinhan DS Co., Ltd.	~~W~~
Accrued expenses		2,929	3,017
Allowance for unused credit commitments		1	2
Shinhan Credit Information Co., Ltd.
Accounts payable		2,687	2,629
Shinhan Savings Bank Co., Ltd.
Allowance for unused credit commitments		1	1
Shinhan Asset Trust Co., Ltd.
Allowance for unused credit commitments		1	-
Shinhan EZ General Insurance Co., Ltd.
Accounts payable		-	1
Allowance for unused credit commitments		1	1
BNP Paribas Cardif Life Insurance
Allowance for unused credit commitments		1	1
EDNCENTRAL Co., Ltd. (*)
Allowance for unused credit commitments		-	156
Techfin ratings Co., Ltd.
Allowance for unused credit commitments		1	7
iPIXEL Co., Ltd.
Allowance for unused credit commitments		-	1
Total accounts payable	~~W~~	4,504,708	5,371,799

(*) During the year ended December 31, 2025, EDNCENTRAL Co., Ltd. was excluded from related parties as the Company lost significant influence as a result of disposals, liquidation, or similar events.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2025 and 2024 are summarized as follows:

(i) Borrowing∙ Repayment

Control relationship	Related party		2025		2024
			Borrowing	Repayment	Borrowing	Repayment
Parent Company (*1)	Shinhan Financial Group Co., Ltd.	~~W~~	670,000	(1,137,680)	-	(460,000)
Subsidiary	Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd.		-	-	-	(350,000)
Subsidiary	Shinhan Card 2021-2 Asset Securitisation Specialty Co., Ltd.		-	(400,000)	-	-
Subsidiary	Shinhan Card 2022-1 Asset Securitisation Specialty Co., Ltd.		-	(400,000)	-	-
Subsidiary	Shinhan Card 2024-1 Asset Securitisation Specialty Co., Ltd.		-	-	803,700	-
Subsidiary	Shinhan Card 2024-2 Asset Securitisation Specialty Co., Ltd.		-	-	546,600	-
Subsidiary	Shinhan Card 2025-1 Asset Securitisation Specialty Co., Ltd.		555,120	-	-	-
Other related party (*2)	Shinhan Bank		10,853	(1,788)	56,214	(2,344)

(*1) For the years ended December 31, 2025 and 2024, the Company has paid dividend of ~~W~~31,884 million and ~~W~~31,884 million from hybrid bonds, respectively.

(*2) For the years ended December 31, 2025, the amount of borrowing of lease liabilities under lease contracts concluded with other related parties is ~~W~~353 million, and the repayment amounts for the years ended December 31, 2025 and 2024 are ~~W~~1,788 million and ~~W~~2,344 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(d) Fund transactions between the related parties for the years ended December 31, 2025 and 2024 are summarized as follows: (continued)

(ii) Loans ∙ Collection

Control relationship	Related party		2025		2024
			Loans	Collection	Loans	Collection
Other related party (*)	EDNCENTRAL Co., Ltd.	~~W~~	2,310	-	13,100	-
Subsidiary	Shinhan Vietnam Finance Co., Ltd.		-	(114,744)	-	-

(*) During the year ended December 31, 2025, EDNCENTRAL Co., Ltd. was excluded from related parties as the Group lost significant influence as a result of disposals, liquidation, or similar events. The amounts represent transactions up to the date on which the investee ceased to be a related party.

(iii) Investment – Collection

Control relationship	Related party		2025		2024
			Investment	Collection	Investment	Collection
Other related party	One-Shinhan Futures New Technology Investment Association 1	~~W~~	-	-	-	(120)
Other related party	Shinhan hyper future’s venture fund 1		211	-	564	-
Other related party	Shinhan hyper future’s venture fund Ⅱ		180	-	-	-
Other related party	SH Rebalancing Private Real Estate Investment Trust No.1		12,031	-	-	-
Other related party	Shinhan global flagship venture fund 1		6,000	-	6,000	-
Other related party	Real Estate General Private Property Loan 2		1,193	(5,270)	3,546	(5,260)
Other related party	Real Estate General Private Property Loan 3		1,118	(275)	5,656	(300)
Other related party	KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)		4,661	-	-	-
Other related party	Shinhan Credit Recovery NPL Mixed Asset Investment Fund 2		4,692	-	-	-
Other related party	Shinhan Credit Solution Mixed Asset Investment Fund 1		14,730	-	-	-
Associate	One-Shinhan Connect Fund 1		600	(3,600)	-	-
Associate	One-Shinhan Connect Fund 2		150	-	-	-
Associate	Finflow		630	-	-	-
Associate	Shinhan hyper connect venture fund Ι		13,500	(983)	13,500	-

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(e) Key management personnel compensations for the years ended December 31, 2025 and 2024 are as follows:

		2025	2024
Salaries and wages	~~W~~	2,628	3,427
Post-employment benefits		58	188
Share-based payments		2,654	2,122
	~~W~~	5,340	5,737

(f) The guarantee provided between the related parties as of December 31, 2025 and 2024 are as follows:

			Amount of guarantee
Guarantor	Guaranteed Party		2025	2024	Details
Shinhan Card	Shinhan Indo Finance	~~W~~	209,720	175,368	Borrowing guarantee
Shinhan Card	Shinhan Finance LLC		419,197	305,529	Borrowing guarantee
Shinhan Card	Shinhan Vietnam Finance Co., Ltd.		292,221	300,455	Borrowing guarantee
Shinhan Card	Shinhan Microfinance Co., Ltd.		25,965	28,420	Borrowing guarantee
			947,103	809,772

(g) The guarantee provided by related parties as of December 31, 2025 and 2024 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2025	2024
Shinhan Bank	Shinhan Card Co., Ltd.	~~W~~	300,000	300,000	Daily check overdraft agreement
			19,515	19,992	Financial guarantee (letter of credit)
SBJ			20,089	20,580	Financial guarantee (letter of credit)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

43. Related Parties and Related Parties Transactions (continued)

(h) The main agreement with related parties as of December 31, 2025 and 2024 are as follows:

		Amount of commitment
Related Party		2025	2024	Details
Shinhan Bank	~~W~~	976,613	1,232,150	Derivative instruments commitment
Shinhan Financial Group Co., Ltd.		3,474	3,469	Unused credit card commitment
Shinhan Bank		57,041	58,001	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		7,124	7,115	Unused credit card commitment
Shinhan DS Co., Ltd.		1,523	1,432	Unused credit card commitment
Shinhan Securities Co., Ltd.		8,312	8,228	Unused credit card commitment
BNP Paribas Cardif Life Insurance		810	846	Unused credit card commitment
Shinhan Savings Bank Co., Ltd.		381	386	Unused credit card commitment
Shinhan Fund Partners		755	836	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,299	2,341	Unused credit card commitment
Shinhan Asset Management Co., Ltd.		721	625	Unused credit card commitment
Shinhan EZ General Insurance Co., Ltd.		177	185	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		138	133	Unused credit card commitment
Shinhan Asset Trust Co., Ltd.		1,026	1,071	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		294	253	Unused credit card commitment
Shinhan Venture Investment Co., Ltd.		408	416	Unused credit card commitment
Structured Entities (*)		78,762	77,945	Securities purchase commitments

(*) The amount is for Company's associates and other structured entities that are other related parties.

(i) The collateral provided to related parties as of December 31, 2025 and 2024 are as follows:

Related Party	Collateral asset		Set amount of collateral
			2025	2024
Shinhan Bank	Bond (*)	~~W~~	134,654	237,000

(*) The Company provides lease bonds classified as operating leases and financial leases as collateral.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements (continued)

As of and for the years ended December 31, 2025 and 2024

(In millions of won)

44. Assets Held for Sale

In accordance with regulations on the establishment of local holding companies in Indonesia, the Company obtained regulatory approval in September 2025 for the sale of a portion of its equity interest in Shinhan Indo Finance to the Indonesian subsidiary of Shinhan Bank. Accordingly, the portion of the investment in subsidiaries relating to Shinhan Indo Finance that is subject to disposal has been classified as assets held for sale. The transaction is expected to be completed by September 2026.

Details of assets held for sale as of December 31, 2025 are as follows:

		Book value before impairment	Impairment loss	Carrying amounts
Investments in subsidiaries	~~W~~	23,090	-	23,090

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

To the Shareholder and Board of Directors of

Shinhan Card Co., Ltd.

We have reviewed the accompanying Internal Controls over Financial Reporting Operating Status Report (the “ICFR Report”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2025. The Company's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2025 in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A Company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company’s ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2025 is not prepared in all material respects, in accordance with the Standards for Evaluating and Reporting of ICFR.

This report applies to the Company’s ICFR in existence as of December 31, 2025. We did not review the Company’s ICFR subsequent to December 31, 2025. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 3, 2026

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2025.

ICFR Operating Status Report by CEO and IAM

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Card Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Enforcement Rule of the Regulations on External Audit and Accounting – Annex 6: Standards for the Evaluating and Reporting of ICFR'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

ICFR has inherent limitations, as prescribed in paragraph 9 of the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'. Accordingly, there is an unavoidable risk of execution risk arising in the course of operating ICFR, and ICFR may fail to prevent or detect material misstatements in the financial statements resulting from intentional fraudulent activities. The Attachment to this ICFR Operating Status Report additionally describes the results of the assessment of key control activities that have been designed and operated to address fraud risks identified in connection with fund-related processes.

(Attachment)

- Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

February 27, 2026

Park, Changhun (PARK CHANGHUN)
Chief Executive Officer

Lee, Jeongbin (LEE JEONGBIN)
Internal Accounting Manager

(Attachment) Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

The Company designs and operates its internal accounting control system in accordance with the "Framework for the Design and Operation of ICFR" to prevent and detect errors or fraudulent acts that could result in material misstatements in the financial statements.

Internal control activities performed by the Company as disclosed below are an integrated and summarized description of the major control activities directly related to preventing or detecting fund-related fraud risks, such as embezzlement, that are operated by the Company in accordance with the 'Guidelines for the Assessment and Reporting of ICFR' established and amended by the Financial Supervisory Service.

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
Entity Level Control	(Attestation of compliance with the Code of Ethics) Management operates internal policies that require executives and employees to understand and attest to their obligations under the Code of Ethics, and identifies and monitors violations of the Code of Conduct or the Code of Ethics through compliance-monitoring functions, internal audit functions, and ethics and compliance programs.	As a result of the test, no material weaknesses were identified (Compliance Support Department, August 2025, January 2026)
	(Risk Analysis and Response) Management considers the potential significance of operational risks through risk-profile analysis, identifies the causes of each operational risk issue, and designs internal controls accordingly	As a result of the test, no material weaknesses were identified (Risk Overall Management Department, August 2025, January 2026)
	(Continuous Monitoring and Operation of Mandatory Leave Policy) Management operates ongoing fraud-mitigation procedures, such as continuous monitoring and the mandatory leave policy, considering the potential for fraud arising from incentives and pressures.	As a result of the test, no material weaknesses were identified (Audit Department and Compliance Support Department, August 2025, January 2026)
	(Segregation of Duties) Management formalizes assigned job authorities and responsibilities in internal policies, clearly distinguishing inherent authorities from delegated responsibilities	As a result of the test, no material weaknesses were identified (Strategy Planning Department, August 2025, January 2026)
	(Compliance Whistleblowing Policy) Management operates multiple channels for compliance reporting and implements protective measures for whistleblowers, including confidentiality and prohibition of disadvantageous treatment	As a result of the test, no material weaknesses were identified (Compliance Support Department, August 2025, January 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Conduct of Internal Audits) Guidelines related to internal audits are formalized into internal policies and procedures and are operated accordingly, and issues identified as a result of internal audits are subject to complete follow-up management and reporting.	As a result of the test, no material weaknesses were identified (Audit Department, July 2025, January 2026)
	(Job Rotation Program) Management operates a job rotation program that limits long-term assignments, taking into consideration the possibility of fraud arising from incentives and pressures	As a result of the test, no material weaknesses were identified (Human Resources Department, August 2025, January 2026)
Funds Control	(Segregation of Duties for Credit Operations) Duties related to credit execution are segregated between solicitation and application, and review and approval (presented on an integrated basis; control owners: department heads of the Collection Management Department and the Collection Support Department)	As a result of the test, no material weaknesses were identified (Collection Management Department and Collection Support Department, August 2025)
	(Credit Review) The credit review officer, when conducting a credit review, verifies the requested amount, interest rate, maturity, and other key terms and conditions of the credit application as stated in the credit review memorandum, and approves the transaction after assessing the appropriateness of credit execution (presented on an integrated basis; control owners: department heads of the Personal Credit Management Department and the Corporate Credit Management Department and seven other departments)	As a result of the test, no material weaknesses were identified (Personal Credit Management Department and Corporate Credit Management Department and seven other departments, September 2025, February 2026)
	(Credit Transaction Approval) The credit transaction officer, when executing a credit transaction, reconciles and verifies the consistency between the information entered into the system and the documents approved through the credit review process, and approves the transaction upon confirmation (presented on an integrated basis; control owners: department heads of the Finance Business 2 Department and the Auto Finance Business Department and one other department)	As a result of the test, no material weaknesses were identified (Finance Business 2 Department and Auto Finance Business Department and one other department, September 2025, January 2026)
	(Special Credit Management) The officer responsible for managing NPLs reviews supporting documentation related to procedures such as collection, sale, restructuring, or write-offs, examines the appropriateness of the associated amounts, and grants approval accordingly (presented on an integrated basis; control owners: department heads of the Collection Management Department and the Collection Support Department	As a result of the test, no material weaknesses were identified (Collection Management Department and Collection Support Department and one other department, September 2025, January 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	and one other department)	
	(Credit Monitoring) Officers of the credit-handling departments and the credit-supervisory departments perform monitoring over the credits under their management (presented on an integrated basis; control owners: department heads of the Risk Overall Management Department and the Auto Asset Management Department)	As a result of the test, no material weaknesses were identified (Risk Overall Management Department and Auto Asset Management Department, August 2025, January 2026)
	(Segregation of Duties for Financial Instrument Transactions) The employee responsible for entering transaction details and the officer approving vouchers are segregated, and the officer authorizing transaction execution is also segregated from the officer approving vouchers (presented on an integrated basis; control owners: department heads of the Finance Department and the Strategy Planning Department)	As a result of the test, no material weaknesses were identified (Finance Department and Strategy Planning Department, September 2025)
	(Securities Transaction Approval) The securities transaction officer approves transactions after reconciling and verifying the consistency between the details entered in the system and the relevant supporting documents for securities trading, as well as for the receipt of dividends and interest (presented on an integrated basis; control owners: department heads of the Finance Department and the Strategy Planning Department)	As a result of the test, no material weaknesses were identified (Finance Department and Strategy Planning Department, September 2025, February 2026)
	(Securities Existence Verification) Physical securities are kept in locations with restricted physical access, and the responsible officer of the relevant department or inspection department periodically reviews and approves the reconciliation of system-recorded securities balances with the physical holdings and supporting documents by external custodians to verify their appropriateness (presented on an integrated basis; control owners: department heads of the Finance Department and the Strategy Planning Department)	As a result of the test, no material weaknesses were identified (Finance Department and Strategy Planning Department, September 2025, February 2026)
	(Derivatives Transaction Approval) The derivative transaction officer reconciles the information entered into the system with the relevant supporting documents for the trading transaction and grants approval after confirming their consistency (presented on an integrated basis; control owners: department heads of the Finance Department)	As a result of the test, no material weaknesses were identified (Finance Department, September 2025, February 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Derivatives Settlement Approval) The derivative settlement officer reconciles the information entered into the system with the relevant supporting documents for clearing and settlement, and grants approval after confirming their consistency (presented on an integrated basis; control owners: department heads of the Finance Department)	As a result of the test, no material weaknesses were identified (Finance Department, September 2025, February 2026)
	(Funding and Repayment Approval) The officer responsible for funding and repayment activities reviews and verifies the issuance and funding terms, amounts, and other relevant conditions, and approves the transactions after assessing their appropriateness. (presented on an integrated basis; control owners: department heads of the Finance Department)	As a result of the test, no material weaknesses were identified (Finance Department, September 2025, February 2026)
	(Segregation of Duties - Other Treasury Transactions) The employee responsible for fund disbursement are segregated from the approvers, and the employee responsible for fund disbursement are also segregated from those responsible for posting accounting vouchers (presented on an integrated basis; control owners: department heads of the Finance Department and the Settlement Operations Department and two other departments)	As a result of the test, no material weaknesses were identified (Finance Department and Settlement Operations Department and two other departments, September 2025, February 2026)
	(Other Treasury Transaction Approval) The officer responsible for fund disbursement performs approval controls that may include the following: (i) approval of the registration or modification of counterparty information after reconciling and verifying the consistency between the counterparty information entered into the system and the relevant supporting documents; and/or (ii) approval of fund receipts, disbursements, or transfers, the officer approves the transaction after reconciling and verifying the consistency between the information stated in the payment approval document—including the amount, counterparty, and payment account—and the corresponding supporting documents (presented on an integrated basis; control owners: department heads of the Finance Department and the Settlement Operations Department and twelve other departments)	As a result of the test, no material weaknesses were identified (Finance Department and Settlement Operations Department and twelve other departments, September 2025, February 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Cash and Due from Banks Management Approval) The officer responsible for fund management approves deposit subscriptions, terminations, and deposit withdrawals after verifying key items such as the amount, interest rate, and maturity stated in supporting documents, including approval requests and transaction statements, and reviewing their appropriateness (presented on an integrated basis; control owners: department heads of the Finance Department and the Financial Planning Department and two other departments)	As a result of the test, no material weaknesses were identified (Finance Department and Financial Planning Department and two other departments, September 2025, February 2026)
	(Management of Important Physical Assets such as Corporate Seals) Important physical items—such as corporate seals and OTP devices—are stored in locations with restricted physical access. The officer responsible for managing these items verifies that approval has been obtained from the officer of the requesting department for seal use, assesses the appropriateness of the intended purpose, and then grants approval and authorizes its use. (presented on an integrated basis; control owners: department heads of the Financial Planning Department)	As a result of the test, no material weaknesses were identified (Financial Planning Department, August 2025)
	(Reconciliation of Cash and Due from Banks Balances) The officer responsible for managing cash and deposit balances reviews the reconciliation performed between the system-recorded deposit balances and the balances of each bank account, assesses their consistency, and grants approval accordingly. (presented on an integrated basis; control owners: department heads of the Settlement Operations Department and the Finance Department and one other department)	As a result of the test, no material weaknesses were identified (Settlement Operations Department and Finance Department and one other department, September 2025, February 2026)

(*) The Company designates assessors who are not the control operators of the same department to conduct assessments of the design and operation effectiveness. The test results performed by each department are additionally reviewed by the department responsible for ICFR Part to enhance independence and expertise.